This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are  not soliciting an offer to buy these securities in any  state where the offer or sale is not  permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2003

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 23, 2002

$

Capital One Financial Corporation

      % Senior Notes Due

We will pay interest on the notes each      and     . The first interest payment will be made on     . The notes are unsecured and rank equally with all of our other unsecured unsubordinated indebtedness.

We may not redeem the notes prior to their maturity on     . There is no sinking fund for the notes. The notes will not be listed on any securities exchange.

The notes are not savings accounts, deposits or other obligations of a bank and are not insured by the FDIC or any other governmental agency.

Investing in the notes involves risks. See “Risk Factors” on page S-8.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds to Capital One (1)
Per Note	%	%	%
Total	$	$	$

(1)   Plus accrued interest, if any, from     , 2003.

Delivery of the notes in book-entry form only, will be made on or about November     , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

JPMorgan	Lehman Brothers

Banc of America Securities LLC	Barclays Capital	Credit Suisse First Boston

The date of this prospectus supplement is November     , 2003 .

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

We provide information to you about the notes in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to the notes, and (b) this prospectus supplement, which describes the specific terms of the notes. If information in this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

It is important for you to read and consider all the information contained in this prospectus supplement and the attached prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in “Where You Can Find More Information” on page 2 of the accompanying prospectus.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

In this prospectus supplement, the terms “Capital One,” “we,” “us” and “our” refer to Capital One Financial Corporation.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain (or incorporate by reference) forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to our future earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed under “Risk Factors.” Our future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

Factors that could cause our actual results to differ materially from those described in forward-looking statements, include, among other things:

•	continued intense competition from numerous providers of products and services which compete with our businesses;

•	an increase in credit losses (including increases due to a worsening of general economic conditions);

•	our ability to continue to securitize our credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to capitalize and fund our operations and future growth;

•	financial, legal, regulatory, accounting or other changes that may affect investment in, or the overall performance of, a product or business, including changes in existing law and regulation affecting the credit card and consumer loan industry, in particular (including federal bank examiner guidance affecting credit card and/or subprime lending) and the financial services industry, in general (including the ability of financial services companies to obtain, use and share consumer data);

•	general economic conditions affecting consumer income and spending, which may affect consumer bankruptcies, defaults and charge-offs;

•	with respect to financial and other products, changes in our aggregate accounts or consumer loan balances and the growth rate and composition thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses made by us and attrition of accounts and loan balances;

•	the amount of, and rate of growth in, our expenses (including salaries, associate benefits and marketing expenses) as our business develops or changes or as it expands into new market areas;

•	our ability to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally, and the level of our investments in these new businesses or regions;

•	our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

•	other factors listed from time to time in reports we file with the Securities and Exchange Commission, including, but not limited to, factors set forth under the caption “Risk Factors” in this prospectus supplement and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider carefully the factors discussed above in evaluating these forward-looking statements.

THE COMPANY

We are a holding company, incorporated in Delaware on July 21, 1994. Our subsidiaries market a variety of financial products and services to consumers using our proprietary information-based strategy, which we refer to as IBS. Our principal executive office is located at 1680 Capital One Drive, McLean, Virginia, 22102 (telephone number: (703) 720-1000). Our web site is www.capitalone.com. The information on our web site is not part of this prospectus supplement or the accompanying prospectus.

Our predecessor began operations in 1953, the same year as the formation of what is now MasterCard International, and we are, through our subsidiaries, one of the oldest continually operating bank card issuers in the United States. We are, through our subsidiaries, one of the largest issuers of MasterCard®* and Visa®* credit cards in the world. The success of our IBS, which we initiated in 1988, in addition to credit card industry dynamics, has been the foundation of our growth in managed credit card loans and accounts. As of September 30, 2003, we had total reported assets of $43.4 billion, total reported liabilities of $37.8 billion and total stockholders’ equity of $5.6 billion.

Capital One Bank

Our principal subsidiary is Capital One Bank, which we call “the Bank.” The Bank was incorporated in May 1994 and is a limited purpose Virginia state-chartered credit card bank that offers credit card products. Our principal asset is our equity interest in the Bank. As of September 30, 2003, the Bank constituted approximately 71% of our managed assets. The Bank offers a variety of credit card products, including:

•	Visa and MasterCard brands;

•	Platinum and Gold premium label cards;

•	secured and unsecured standard product cards; and

•	United States and international offerings, with a current focus on the United Kingdom, Canada and France.

Capital One, F.S.B.

We also have a federally chartered savings bank subsidiary, Capital One, F.S.B., which we call “the Savings Bank.” The Savings Bank was established in June 1996 to offer consumer lending products (including credit cards) and deposit products. The Savings Bank offers its products and services by using our IBS and information technology systems.

Capital One Auto Finance, Inc.

In addition, we have a subsidiary, Capital One Auto Finance, Inc., which offers automobile and other motor vehicle financing products.

*	MasterCard and Visa are registered trademarks of MasterCard International Incorporated and Visa USA, Inc., respectively.

RECENT DEVELOPMENTS

We generate earnings from our managed loan portfolio, which includes both on-balance sheet loans and off-balance sheet loans. For this reason we believe the managed financial measures to be useful to stakeholders. In compliance with Regulation G of the Securities and Exchange Commission, we have provided a numerical reconciliation of managed financial measures to comparable measures calculated on a reported basis using generally accepted accounting principles. Please see the section entitled “Reconciliation to GAAP Financial Measures” in our Current Report on Form 8-K filed on October 22, 2003 and incorporated by reference into this prospectus supplement to the extent described under “Incorporation of Certain Information by Reference,” for more information.

On October 29, 2003, we announced our earnings guidance for 2004. We expect earnings for the year ending December 31, 2004, to be between $5.20 per share and $5.40 per share (fully diluted). We also announced that we expect the growth rate of our managed loan portfolio to be in the mid-teens in 2004, as we gradually shift our managed portfolio upmarket and continue to diversify beyond U.S. credit cards. As a result of the continued diversification and shift upmarket in our portfolio, we expect our revenue margin (i.e., managed loan revenue as a percent of average managed loans) to trend lower, and our managed net charge-offs and, marketing expenses (each also as a percent of average managed loans) to also continue to trend lower.

On October 22, 2003, we announced earnings for the third quarter of 2003 of $276.3 million, or $1.17 per share (fully diluted) compared with earnings of $258.8 million, or $1.13 per share, for the third quarter of 2002. Managed consumer loan balances increased $6.5 billion during the third quarter of 2003 to $67.3 billion. Total managed revenue for the third quarter of 2003 was $2.6 billion, which was consistent with the second quarter of 2003 and third quarter of 2002. The managed charge-off ratio was 5.44% for the three months ended September 30, 2003, as compared to 6.32% for the three months ended June 30, 2003 and 4.96% for the three months ended September 30, 2002. The managed delinquency rate was 4.65% as of September 30, 2003, which was a decrease from 4.95% as of June 30, 2003 and 5.31% as of September 30, 2002. The managed net interest margin decreased to 8.45% for the third quarter of 2003 from 8.64% in the second quarter of 2003. Marketing expenses for the third quarter of 2003 increased $45.4 million to $316.0 million from $270.6 million in the second quarter of 2003. Marketing expenses were $185.8 million in the comparable period of the prior year. Annualized operating cost per account increased to $80.23 for the third quarter of 2003 from $76.35 in the prior quarter and increased from $79.79 in the third quarter of 2002.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Capital One as of the dates or for the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the detailed information and financial statements included in the documents incorporated herein by reference. See “Where You Can Find More Information” on page 2 of the accompanying prospectus. The interim financial information has been derived from our unaudited financial information and in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2003 are not necessarily indicative of our results for the year ending December 31, 2003.

We periodically securitize and sell consumer loan receivables to provide funds for operations and to improve liquidity. The effect of these transactions is to remove these consumer loans from our balance sheet. We record gains or losses on the securitization of consumer loan receivables based on the estimated fair value of the assets sold and retained and liabilities incurred in the sale.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(Dollars in thousands, except per share and ratio data)
Income Statement Data:
Interest income	$2,176,846	$1,959,022	$4,180,766	$2,921,149	$2,453,899
Interest expense	759,779	693,372	1,461,654	1,171,007	801,017

Net interest income	1,417,067	1,265,650	2,719,112	1,750,142	1,652,882
Provision for loan losses	762,948	931,458	2,149,328	1,120,457	812,861

Net interest income after provision for loan losses	654,119	334,192	569,784	629,685	840,021
Non-interest income	2,615,225	2,626,336	5,466,836	4,463,762	3,065,110
Non-interest expense	2,323,482	2,313,541	4,585,581	4,058,027	3,147,657

Income before income taxes	945,862	646,987	1,451,039	1,035,420	757,474
Income taxes	349,969	245,855	551,395	393,455	287,840

Net income	$595,893	$401,132	$899,644	$641,965	$469,634

Per Common Share:
Basic earnings	$2.67	$1.83	$4.09	$3.06	$2.39
Diluted earnings	2.58	1.75	3.93	2.91	2.24

Balance Sheet Statistics (period-end):
Securities	$5,418,817	$4,538,223	$5,064,946	$3,467,449	$1,859,029
Consumer loans	26,848,578	24,496,006	27,343,930	20,921,014	15,112,712
Allowance for loan losses	(1,590,000)	(1,237,000)	(1,720,000)	(840,000)	(527,000)
Total assets	40,366,651	33,834,479	37,382,380	28,184,047	18,889,341
Interest-bearing deposits	19,821,881	16,014,392	17,325,965	12,838,968	8,379,025
Stockholders’ equity	5,306,990	4,013,906	4,623,171	3,323,478	1,962,514

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2003	2002	2002	2001	2000
	(Dollars in thousands, except ratio data)
Loan Data
Reported consumer loans (average)	27,208,024	23,386,315	25,036,018	17,284,306	11,487,776
Managed consumer loans (average)	59,584,588	49,028,031	52,799,566	35,612,317	22,634,862
Managed consumer loans (period end)	60,735,809	53,208,215	59,746,537	45,263,963	29,524,026

Reported Selected Financial Ratios
Return on average assets	3.06%	2.50%	2.63%	2.75%	3.09
Return on average equity	23.90	21.12	21.69	23.08	27.61
Net interest margin	8.05	8.73	8.73	8.45	12.47
Delinquency rate (1)	5.61	4.51	6.12	4.84	7.26
Net charge-off rate (2)	6.59	4.60	5.03	4.76	5.46
Ratio of earnings to fixed charges (including interest on deposits)	2.24	1.92	1.98	1.87	1.91
Ratio of earnings to fixed charges (excluding interest on deposits)	3.83	3.03	3.18	2.89	2.48
Capital to reported assets	15.19%	14.26%	14.55%	12.14%	10.91%

Managed Selected Financial Ratios
Net interest margin	8.98%	9.07%	9.23%	9.40%	11.11%
Delinquency rate (1)	4.95	4.43	5.60	4.95	5.23
Net charge-off rate (2)	6.39	4.85	5.24	4.65	4.56
Capital to managed assets	8.33	7.78	7.86	6.52	6.19

(1)	Delinquencies represent loans which were 30 days or more past-due at period-end as a percentage of loans.
(2)	Net charge-offs reflect actual principal amounts charged off, less recoveries, as a percentage of average loans for the period.

The Bank and the Savings Bank had the following capital ratios as of June 30, 2003 and 2002 and December 31, 2002, 2001 and 2000:

	Bank					Savings Bank
	As of Six Months Ended June 30,		As of Year Ended December 31,			As of Six Months Ended June 30,		As of Year Ended December 31,
	2003	2002	2002	2001	2000	2003	2002	2002	2001	2000
Tier 1 risk-based capital ratio	15.08%	15.24%	15.56%	12.95%	9.30%	15.39%	13.74%	15.10%	9.27%	8.24%
Total risk-based capital ratio	20.31%	17.37%	17.78%	15.12%	11.38%	17.09%	15.58%	16.80%	11.21%	10.90%
Tier 1 leverage ratio	12.70%	13.38%	13.79%	12.09%	10.02%	14.53%	11.73%	14.45%	8.86%	6.28%

Reconciliation to GAAP Financial Measures

Our consolidated financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) are referred to as our “reported” financial statements. Loans included in securitization transactions which qualified as sales under GAAP have been removed from our “reported” balance sheet. However, interest income, interchange, fees and recoveries generated from our securitized loan portfolio net of charge-offs in excess of the interest paid to investors of asset-backed securitizations are recognized as non-interest income on the “reported” income statement.

Our “managed” consolidated financial statements add back the effects of securitization transactions qualifying as sales under GAAP. We generate earnings from our “managed” loan portfolio, which includes both on-balance sheet loans and off-balance sheet loans. Our “managed” income statement takes the components of the non-interest income generated from our securitized portfolio and distributes the revenue to appropriate income statement line items from which it originated. For this reason we believe the “managed” consolidated financial statements and related managed metrics to be useful to stakeholders.

	At or for the Six Months Ended June 30, 2003
	Total Reported	Adjustments(1)	Total Managed(2)
	(Dollars in thousands) (unaudited)
Income Statement Measures
Net interest income	$1,417,067	$1,548,401	$2,965,468

Balance Sheet Measures
Consumer loans	$26,848,578	$33,887,231	$60,735,809
Average consumer loans	$27,208,024	$32,376,564	$59,584,588
Average earning assets	$35,227,151	$30,806,949	$66,034,100
Total assets	$40,366,651	$33,269,431	$73,636,082
Delinquencies (30+ days)	$1,506,812	$1,497,314	$3,004,126
Net charge-offs	$897,091	$1,007,121	$1,904,212

(1)	Includes adjustments made related to the effects of securitization transactions qualifying as sales under GAAP and adjustments made to reclassify to “managed” loans outstanding the collectible portion of billed finance charge and fee income on the investors’ interest in securitized loans excluded from loans outstanding on the “reported” balance sheet in accordance with Financial Accounting Standards Board Staff Position, “Accounting for Accrued Interest Receivable Related to Securitized and Sold Receivables under FASB Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, issued April 2003.

(2)	The managed loan portfolio does not include auto loans, which have been sold in whole loan sale transactions where we have retained servicing rights.

RISK FACTORS

This section highlights specific risks that could affect us and our business. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

We May Experience Limited Availability of Financing and Variation in Our Funding Costs

In general, the amount, type and cost of our funding, including financing from other financial institutions, the capital markets and deposits, can positively or negatively affect our financial results. A number of factors could make such financing more difficult, more expensive or unavailable including, but not limited to, financial results and losses, changes within our organization, changes in the activities of our business partners, disruptions in the capital markets, counter-party availability, changes affecting our investments, our corporate and regulatory structure, interest rate fluctuations, general economic conditions and accounting and regulatory changes and relations.

Securitizations.    The securitization of consumer loans, which involves the legal sale of beneficial interests in consumer loan balances, is one of our major sources of funding. As of September 30, 2003, we had $42.3 billion, or approximately 63%, of our total loans subject to securitization transactions, and securitization funding comprised approximately 53% of our total managed liabilities and capital. Our future ability to use securitization as a funding source depends on the difficulty and expense associated with such funding. Until now, we have used securitization funding because the terms have been economically acceptable. Our continued reliance on this funding source will be affected by many factors. Economic, reputational, legal, regulatory, accounting and tax changes can make securitization funding more difficult, more expensive or unavailable on any terms both domestically and internationally, where the securitization of consumer loans may be on terms more or less favorable than in the United States. For example, securitizations that meet the criteria for sale treatment under generally accepted accounting principles may not always be an attractive source of funding for us, and we may have to seek other, more expensive funding sources in the future. In such event, our earnings could be reduced and our ability to fund our asset growth may be severely restricted. This risk of loan financing has been heightened for us, in particular, due to market perceptions of our lower unsecured debt rating compared to other credit card issuers, our informal memorandum of understanding with our federal banking regulators, and the proportion of certain accounts in our loan portfolio viewed by some as subprime, as further described below. In addition, the occurrence of certain events may cause previously completed securitization transactions to amortize earlier than scheduled, which would accelerate the need for funding. This early amortization would also have a significant effect on the ability of the Bank and the Savings Bank to meet their capital adequacy requirements, as affected off-balance sheet loans would immediately be recorded on the balance sheet and so would be subject to regulatory capital requirements.

Debt Ratings.    In general, ratings agencies play an important role in determining, by means of the ratings they assign to issuers and their debt, the availability and cost of funding. We currently receive ratings from several ratings agencies. As private entities, ratings agencies have broad discretion in the assignment of ratings. A rating below investment grade typically reduces availability and increases the cost of market-based funding, both secured and unsecured. A debt rating of Baa3 or higher by Moody’s Investors Service, or BBB- or higher by Standard & Poor’s and Fitch Ratings, is considered investment grade. Currently, all three ratings agencies rate the unsecured senior debt of the Bank as investment grade. Two of the three ratings agencies rate the unsecured senior debt of the Corporation investment grade, with Standard & Poor’s assigning a rating of BB+, or one level below investment grade.

	Capital One Financial Corporation	Capital One Bank
Moody’s	Baa3	Baa2
Standard & Poor’s	BB+	BBB-
Fitch	BBB	BBB

Because we depend on the capital markets for funding and capital, we could experience reduced availability and increased cost of funding if our ratings were lowered. This result could make it difficult for us to grow at or to a level we currently anticipate. The immediate impact of a ratings downgrade on other sources of funding, however, would be limited, as deposit funding and pricing is not generally determined by corporate debt ratings. Our ability to use deposits as a source of funding is generally regulated by federal laws and regulations. The Savings Bank is authorized to engage in a full range of deposit-taking activities. Likewise, our various credit facilities do not contain covenants that could be triggered by a ratings downgrade, although the pricing of any borrowings under these facilities is linked to these ratings.

We compete for funding with other banks, savings banks and similar companies. Some of these institutions are publicly traded. Many of these institutions are substantially larger, have more capital and other resources and have better debt ratings than we do. Competition from these institutions may increase our cost of funds. Events that disrupt capital markets and other factors beyond our control could also make our funding sources more expensive or unavailable. Our informal memorandum of understanding with regulators may make us more sensitive to these types of events.

Customer Credit Lines.    Because we offer our customers credit lines, the full amount of which is most often not used, we have exposure to these unfunded lines of credit. These credit lines could be used to a greater extent than our historical experience would predict. If actual use of these lines were to materially exceed predicted line usage, we would need to raise more funding than anticipated in our current funding plans. It could be difficult to raise such funds, either at all, or at favorable rates.

We Face Intense Competition and Increased Strategic Risk in all of our Markets

We face intense competition from many other providers of credit cards and other consumer financial products and services. In particular, in our credit card activities we compete with international, national, regional and local bank card issuers, with other general purpose credit or charge card issuers, and to a certain extent, issuers of smart cards and debit cards and providers of other types of financial services (such as home equity lines and other products). We face similarly competitive markets in our automobile financing and installment loan activities as well as in our international markets. In addition, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which permits greater affiliations between banks, securities firms and insurance companies, may increase competition in the financial services industry, including in the credit card business. Increased competition has resulted in, and may continue to cause, a decrease in credit card response rates and reduced productivity of marketing dollars invested in certain lines of business. Other credit card companies may compete with us for customers by offering lower interest rates and fees and/or higher credit limits. Because customers generally choose credit card issuers based on price (primarily interest rates and fees), credit limit and other product features, customer loyalty is limited. We may lose entire accounts, or may lose account balances, to competing card issuers. Our automobile financing and installment products also face intense competition on the basis of price. Customer attrition from any or all of our products, together with any lowering of interest rates or fees that we might implement to retain customers, could reduce our revenues and therefore our earnings.

We face intense pricing competition in a wide array of credit card products and services, such as our low fixed-rate cards, introductory interest rate cards, secured cards and other customized cards. Thus, the cost to acquire new accounts will continue to vary among product lines and may reasonably be expected to rise as we move beyond the domestic card market and become increasingly focused on lending to higher credit quality customers. We expect that competition will continue to grow more intense with respect to most of our products, including the products we offer internationally.

We Face Increased Regulatory Scrutiny and Reputational Risk

During the third quarter of 2002, we entered into an informal memorandum of understanding with bank regulatory authorities regarding certain financial considerations and calculations as well as certain changes and improvements to our policies, procedures, systems and controls. Under this memorandum of understanding, we informally report to and consult with the regulatory authorities on these matters and other business considerations on a regular basis. While we have delivered on the principal requirements of the memorandum of understanding, we expect our regulators to monitor our ongoing execution for some period of time and it is not possible to predict when we will achieve our goals for all items under the memorandum of understanding. Remaining subject to the memorandum of understanding for a prolonged period could result in, among other things, decreased funding opportunities and less favorable economic terms, as well as a continued strain on financial and operational resources, decreased employee morale and further internal and further external business regulation.

Our Accounts and Loan Balances Can Be Volatile

Changes in our aggregate accounts or consumer loan balances and the growth rate and composition thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses and attrition of accounts and loan balances, can have a material adverse affect on our results of operations.

The number of accounts and aggregate total of loan balances of our domestic credit card portfolio (including the rate at which they grow) will be affected by a number of factors, including the level of our marketing investment, how we allocate such marketing investment among different products, and the rate at which customers transfer their accounts and loan balances to us or away from us to competing card issuers. Such accounts and loan balances are also affected by our desire to maintain a moderate growth rate, general economic conditions, which may increase or decrease the amount of spending by our customers and affect their ability to repay their loans, and other factors beyond our control.

It is Difficult to Sustain and Manage Growth

Our growth strategy is threefold. First, we seek to continue to grow our domestic credit card business, and in particular to grow our up market business more quickly than our subprime business. Second, we desire to grow our lending business, including credit cards, internationally, in the United Kingdom, Canada and beyond. Third, we hope to identify, pursue and expand new business opportunities, such as automobile financing, installment lending, deposits and other types of consumer financial activities. Our management believes that, through IBS, we can achieve these objectives. However, there are several types of factors that can affect our ability to do so, including:

Credit Risk.    As a consumer lender, factors affecting our growth (including our ability to obtain funding and our ability to generate account balance growth), are also affected by the delinquency and charge-off levels of our accounts. Our delinquency and charge-off levels are also affected by the general state of the United States and world economies, and may likely be adversely impacted by a recessionary economy. See “—We May Experience Increased Delinquencies and Credit Losses” below.

Liquidity and Funding Risk.    Our ability to grow may be constrained by our ability to generate funding sufficient to both create the liquidity necessary to extend loans to our customers and to provide us with the capital necessary to meet the requirements of our regulators, the ratings agencies and our own management principles. Our ability to generate this funding, especially capital funding, which can come from only limited sources, is limited by a number of factors, including the regulatory environment and our corporate structure. In addition, our ability to raise funds is strongly affected by the general state of the United States and world economies, and may become increasingly difficult due to economic and other factors. See “—We May Experience Limited Availability of Financing and Variation in Our Funding Costs” above.

Operational Risk.    Our ability to grow successfully is also dependent on our ability to build or acquire the necessary operational and organizational infrastructure, manage expenses as we expand, and recruit management and operations personnel with the experience to run an increasingly complex business. In addition, we operate in a highly regulated industry, and our ability to grow our business, both in credit card issuances and by expanding into international and new consumer financial opportunities, may be adversely affected by the legal and regulatory environment we face. These environmental factors may change at any time and are outside of our control.

International Operational Risk.    Our expansion internationally is affected by additional factors, including limited access to information, differences in cultural attitudes toward credit, changing regulatory and legislative environments, political developments, exchange rates and differences from the historical experience of portfolio performance in the United States and other countries.

Legal and Compliance Risk.    Due to our significant reliance on the documentation supporting our funding transactions and the individual arrangements with our customers, as well as our unique corporate structure, we face a risk of loss due to faulty legal contracts and changes in laws and interpretations. We also are subject to an array of banking, consumer lending and deposit laws and regulations that apply to almost every element of our business. Failure to comply with these laws and regulations could result in financial, structural and operational penalties, including receivership.

Strategic Risk.    Our ability to grow is driven by the success of our fundamental business plan and our earnings may be adversely affected by the level of our investments in new businesses or regions. This risk has many components, including:

Customer and Account Growth.    As a business driven by customer finance, our growth is highly dependent on our ability to retain existing customers and attract new ones, grow existing and new account balances, develop new market segments and have sufficient funding available for marketing activities to generate these customers and account balances. Our ability to grow and retain customers is also dependent on customer satisfaction, which may be adversely affected by factors outside of our control, such as postal service and other marketing and customer service channel disruptions and costs.

Product and Marketing Development.    Difficulties or delays in the development, production, testing and marketing of new products or services, which may be caused by a number of factors including, among other things, operational constraints, regulatory and other capital requirements and legal difficulties, will affect the success of such products or services and can cause losses associated with the costs to develop unsuccessful products and services, as well as decreased capital availability. In addition, customers may not accept the new products and services offered.

Reputational Risk.    Our ability to originate and maintain accounts is highly dependent upon consumer perceptions of our financial health and business practices. To this end, we have aggressively pursued a campaign to enhance our brand image and awareness in recent years. Adverse developments, however, in our brand campaign or in any of the areas described above could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them.

We May Experience Increased Delinquencies and Credit Losses

Like other credit card lenders and providers of consumer financing, we face the risk that we will not be able to collect on our accounts because accountholders and other borrowers will not repay their credit card and other unsecured loans. Consumers who miss payments on their credit card and other unsecured loans often fail to repay them, and consumers who file for protection under the bankruptcy laws generally do not repay their credit card and other unsecured loans. Therefore, the rate of missed payments, or “delinquencies,” on our portfolio of loans, and the rate at which customers may be expected to file for bankruptcy, can be used to predict the future rate at which we will charge-off our consumer loans. A high charge-off rate would hurt our overall financial performance and the performance of our securitizations and increase our cost of funds.

Widespread increases in past-due payments and nonpayment generally occur whenever the country or a region experiences an economic downturn, such as a recession. Credit card accounts also tend to exhibit a rising trend of delinquency and credit loss rates as they “season,” or age. Therefore, if we make fewer loans than we have in the past, the proportion of new loans in our portfolio will decrease and the delinquency rate and charge-off rate may increase. As a result of our recent focus on growing our high quality loan portfolio more quickly than our loans to riskier customers as well as other factors, we experienced a decrease in our managed net charge-off rate from 6.32% in the second quarter of 2003 to 5.44% in the third quarter of 2003. There can be no assurance, however, that this trend will continue. Delinquencies and credit losses may also occur for other reasons. For example, changes in general or regulatory accounting principles can lead to changes in our delinquency or charge-off rates that are unrelated to actual portfolio performance. This would reduce our earnings unless offset by other changes.

We also, as provided for by the applicable accounting rules, hold allowances for expected losses from delinquencies and charge-offs in our existing portfolio. There can be no assurance, however, that such allowances will be sufficient to account for actual losses.

In addition, we market our products to a broad range of consumers, including those who have less experience with credit, and who therefore tend to experience higher delinquency and charge-off rates. Our goal is to use IBS to set the credit limits and price products for customers relative to the risk of anticipated associated losses, but we cannot be certain that we have set high enough fees and rates for certain accounts to offset the higher delinquency and loss rates we may experience from such accounts. Our credit losses, therefore, may increase.

We Face Risk From Economic Downturns and Social Factors

Delinquencies and credit losses in the consumer finance industry generally increase during economic downturns or recessions. Likewise, consumer demand may decline during an economic downturn or recession. Accordingly, an economic downturn (either local or national) , can hurt our financial performance as accountholders default on their loans or, in the case of credit card accounts, carry lower balances. Furthermore our customer base and IBS models have resulted in our substantial participation in the underserved market. These accountholders generally have higher rates of charge-offs and delinquencies than do higher credit quality accountholders. Additionally, as we increasingly market our cards internationally, an economic downturn or recession outside the United States also could hurt our financial performance. A variety of social factors also may cause changes in credit card and other consumer finance use, payment patterns and the rate of defaults by accountholders and borrowers. These social factors include changes in consumer confidence levels, the public’s perception of the use of credit cards and other consumer debt, changing attitudes about incurring debt and the stigma of personal bankruptcy, and consumer concerns about the practices of certain lenders perceived as participating primarily in the subprime market. Our goal is to manage these risks through our underwriting criteria and product design, but these tools may not be sufficient to protect our growth and profitability during a sustained period of economic downturn or recession or a material shift in social attitudes.

We Face Market Risk of Interest Rate and Exchange Rate Fluctuations

Like other financial institutions, we borrow money from institutions and depositors, which we then lend to customers. We earn interest on the consumer loans we make, and pay interest on the deposits and borrowings we use to fund those loans. Changes in these two interest rates affect the value of our assets and liabilities. If the rate of interest we pay on our borrowings increases more than the rate of interest we earn on our loans, our net interest income, and therefore our earnings, could fall. Our earnings could also be hurt if the rates on our consumer loans fall more quickly than those on our borrowings.

The financial instruments and techniques we use to manage the risk of interest rate and exchange rate fluctuations, such as asset/liability matching and interest rate and exchange rate swaps and hedges and some forward exchange contracts, may not always work successfully. Our goal is generally to maintain an interest rate neutral or “matched” position, where interest rates and exchange rates on loans and borrowings or foreign currencies go up or down by the same amount and at the same time so that interest rate and exchange rate changes for loans or borrowings or foreign currencies will not affect our earnings. We cannot, however, always achieve this position at a reasonable cost. Furthermore, if these techniques become unavailable or impractical, our earnings could be subject to volatility and decreases as interest rates and exchange rates change.

We also manage these risks partly by changing the interest rates we charge on our credit card accounts. The success of repricing accounts to match an increase or decrease in our borrowing rates depends on the overall product mix of such accounts, the actual amount of accounts repriced, the rate at which we are originating new accounts and our ability to retain accounts (and the related loan balances) after repricing. For example, if we increase the interest rate we charge on our credit card accounts and the accountholders close their accounts as a result, we may not be able to match our increased borrowing costs as quickly, if at all. Our fixed rate products, in particular, may see attrition in a rising interest rate environment that concurrently raises our cost of borrowing.

Changes in Regulation and Legislation Can Increase Compliance Risk and Affect Our Results

Federal and state laws and rules, as well as accounting rules and rules to which we are subject in foreign jurisdictions in which we conduct business, significantly limit the types of activities in which we may engage. For example, federal and state consumer protection laws and rules limit the manner in which we may offer and extend credit. From time to time, the United States Congress and the states consider changing these laws and may enact new laws or amend existing laws to regulate further the consumer lending industry. Such new laws or rules could limit the amount of interest or fees we can charge, restrict our ability to collect on account balances, or materially affect us or the banking or credit card industries in some other manner. Additional federal and state consumer protection legislation also could seek to expand the privacy protections afforded to customers of financial institutions and restrict our ability to share or receive customer information.

The laws governing bankruptcy and debtor relief, in the United States or in foreign jurisdictions in which we conduct business, also could change, making it more expensive or more difficult for us to collect from our customers. The United States Congress has recently considered, and the House of Representatives has passed, legislation that would change the existing federal bankruptcy laws. One intended purpose of this legislation is to increase the collectibility of unsecured debt; however, it is not clear whether or in what form Congress may adopt this legislation and we cannot predict how this legislation may affect us.

In addition, banking regulators possess broad discretion to issue or revise regulations, or to issue guidance, which may significantly impact us. In 2001, regulators restricted the ability of two of our competitors to provide further credit to higher risk customers due principally to supervisory concerns over rising charge-off rates and capital adequacy. In 2002, we entered into an informal memorandum of understanding with our banking regulators. We maintain an active dialogue with our banking agency regulators following this memorandum of understanding and believe that our capital levels and risk management practices are appropriate for our business. We cannot, however, predict whether and how any new guidelines issued or other regulatory actions taken by the banking regulators will be applied to the Bank or the Savings Bank or the resulting effect on Capital One, the Bank or the Savings Bank. In addition, certain state and federal regulators are considering or have approved rules affecting certain practices of subprime mortgage lenders. There can be no assurance that these regulators will not also consider or approve additional rules with respect to subprime credit card lending or, if so, how such rules would be applied to or affect Capital One, the Bank or the Savings Bank.

Furthermore, various federal and state agencies and standard-setting bodies may from time to time consider changes to accounting rules or standards that could impact our business practices or funding transactions.

In addition, existing laws and rules, in the United States, at the state level, and in the foreign jurisdictions in which we conduct operations, are complex. If we fail to comply with them, then we may not be able to collect our loans in full, or we may be required to pay damages or penalties to our customers. For these reasons, new or changes in existing laws or rules could hurt our profits.

Fluctuations in Our Expenses and Other Costs May Hurt Our Financial Results

Our expenses and other costs, such as human resources and marketing expenses, directly affect our earnings results. Many factors can influence the amount of our expenses, as well has how quickly they grow. For example, further increases in postal rates or termination of our negotiated service arrangements with the United States Postal Service could raise our costs for postal service, which is a significant component of our expenses for marketing and for servicing our 46.4 million accounts as of September 30, 2003. As our business develops, changes or expands, additional expenses can arise from asset purchases, structural reorganization or a reevaluation of business strategies. Other factors that can affect the amount of our expenses include legal and administrative cases and proceedings, which can be expensive to pursue or defend. In addition, changes in accounting policies can significantly affect how we calculate expenses and earnings.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes offered by this prospectus supplement will be approximately $             after deducting underwriting discounts and our estimated expenses of the offering.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the reduction of short-term debt, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities. We may temporarily invest any funds not required immediately for purposes described above in short-term marketable securities.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2003 on an actual basis and as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. The table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

	June 30, 2003
	Actual	As Adjusted[1]
	(Unaudited, dollars in thousands)
Debt:
Interest-bearing deposits	$19,821,881	$
Senior notes	5,987,125
Other borrowings	6,237,419

Total Debt	32,046,425

Stockholders’ Equity:
Preferred stock, par value $.01 per share; authorized 50,000,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized 1,000,000,000 shares, and 228,427,310 shares issued and outstanding	2,284
Paid-in-capital, net	1,762,469
Retained earnings and cumulative other comprehensive income	3,591,403
Less: Treasury stock, at cost; 1,303,161 shares	(49,166)

Total stockholders’ equity	5,306,990

Total capitalization	$37,353,415	$

1 As adjusted to give effect to the issuance of the notes offered by this prospectus supplement.

DESCRIPTION OF NOTES

The following is a description of the particular terms of the notes offered pursuant to this prospectus supplement. This description supplements the description of the general terms and provisions of senior debt securities set forth in the accompanying prospectus under “Description of Securities.” To the extent the description in this prospectus supplement is inconsistent with the description contained in the accompanying prospectus, you should rely on the description in this prospectus supplement. The following description is qualified in its entirety by reference to the provisions of the senior indenture (as defined below). Capitalized terms not defined herein have the meanings assigned to those terms in the accompanying prospectus or in the senior indenture.

General

The notes offered hereby constitute a series of senior debt securities described in the accompanying prospectus to be issued under the indenture, which we refer to as the senior indenture, dated as of November 1, 1996, between us and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as senior trustee. The notes will be our direct, unsecured obligations and will mature on                         .

The notes will bear interest from                 , 2003 at the rate per annum shown on the cover page of this prospectus supplement, payable semiannually in arrears on each                  and                 , beginning                 , to the persons in whose names the notes are registered at the close of business on the                  or                 , as the case may be, next preceding such                  and                 . Interest on the notes will be paid on the basis of a 360-day year comprised of twelve 30-day months.

The notes are initially being offered in the principal amount of $                . We may, without the consent of the holders, increase such total principal amount by issuing more notes in the future, on the same terms and conditions (other than the issue date and possibly the public offering price) and with the same CUSIP number as the notes being offered hereby. We do not plan to inform existing holders if we reopen the series of notes to issue and sell additional notes in the future.

The notes do not provide for any sinking fund and may not be redeemed prior to maturity.

Book-Entry, Delivery and Form

The notes will be issued in the form of one or more fully registered permanent global securities, without coupon, registered in the name of a nominee of The Depository Trust Company, the depositary as described under “Description of Debt Securities—Global Debt Securities” in the accompanying prospectus. The depositary has advised us as follows: it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities that its participants deposit with it. The depositary also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book entry transfers and pledges between participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depository Trust Company is a wholly-owned subsidiary of the Depository Trust & Clearing Corporation. The Depository Trust & Clearing Corporation, in turn, is owned by a number of the Depository Trust Corporation’s direct participants, by certain subsidiaries of The Depository Trust & Clearing Corporation and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the depositary’s system also is available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

Upon the issuance of the global securities evidencing the notes, the depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes evidenced thereby to the accounts of participants designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests may be effected only through, records maintained by the depositary or its nominee (with respect to participants) and the records of participants (with respect to persons who hold their interests through participants). The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability of holders to transfer beneficial interests in the notes to certain purchasers.

So long as the depositary, or its nominee, is the registered holder of the global securities, the depositary or its nominee will be considered the sole owner or holder of the notes represented by the global securities for all purposes under the senior indenture. Except as set forth below, owners of beneficial interests in the global securities will not be entitled to have notes represented by such global securities registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form, and will not be considered the owners or holders thereof for any purpose under the senior indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the senior indenture. Under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in the global securities desires to give any consent or take any action under the senior indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action or consent, and such participants would authorize beneficial owners owning through such participants to give or take such action or consent or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of principal and interest on notes registered in the name of or held by the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as registered holder of the global securities representing the notes. Neither we, the senior trustee, any paying agent nor the security registrar for the notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We have been advised by the depositary that upon receipt of any payment of principal or interest in respect of the global securities, the depositary will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of the depositary or its nominee. Payments by participants to owners of beneficial interests in the global securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.

If the depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, or an event of default with respect to the notes has occurred and is continuing, we will issue notes in definitive form in exchange for the global securities. In addition, we may at any time and in our sole discretion determine not to have the notes represented by the global securities and, in such event, we will issue notes in definitive form in exchange for the global securities.

Defeasance and Discharge

The defeasance provisions of the senior indenture described under “Description of Debt Securities—Legal Defeasance and Covenant Defeasance” in the accompanying prospectus will apply to the notes.

Same-Day Settlement and Payment

Settlement by purchasers of the notes will be made in immediately available funds. We will make all payments of principal and interest to the depositary in immediately available funds.

So long as any notes are represented by global securities registered in the name of the depositary or its nominee, those notes will trade in the depositary’s Same-Day Funds Settlement System which requires secondary market trading in those notes to settle in immediately available funds. No assurance can be given as to the effect, if any, of this requirement to settle in immediately available funds on trading activity in the notes.

Trustee

BNY Midwest Trust Company, as successor to Harris Trust and Savings Bank, will serve as the senior trustee with respect to the notes.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary. You should consult your tax adviser about the tax consequences of holding notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local, non-U.S., or other tax laws.

U.S. Holders

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you purchase notes in the initial offering at the original issue price and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the notes. This summary deals only with U.S. holders that hold notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, person that will hold notes as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar.

Payments or Accruals of Interest

Payments or accruals of interest on a note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting).

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will decrease by the amount of any payments other than interest payments made on the note.

When you sell or exchange a note, or if a note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the note.

The gain or loss that you recognize on the sale, exchange or retirement of a note generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a note will be long-term capital gain or loss if you have held the note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Information Reporting and Backup Withholding

A paying agent must file information returns with the U.S. Internal Revenue Service in connection with note payments made to certain U.S. persons. If you are a U.S. person, you generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You also may be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a U.S. person, you may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements.

Non-U.S. Holders

Under current U.S. federal income and estate tax law,

(a) payment on a note or coupon by us or any paying agent to a holder that is a Non-U.S. Holder will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest, (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and is not a controlled foreign corporation related to us through stock ownership and (ii) the beneficial owner provides a statement signed under penalty of perjury that includes its name and address and certifies that it is a Non-U.S. Holder in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder);

(b) a holder of a note or coupon that is a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of the note or coupon, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States; and

(c) a note or coupon will not be subject to U.S. federal estate tax as a result of the death of a holder who is not a citizen or resident of the United States at the time of death, provided that such holder did not at the time of death actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and, at the time of such holder’s death, payments of interest on such note or coupon would not have been effectively connected with the conduct by such holder of a trade or business in the United States.

Payments on a note owned by a Non-U.S. Holder will not be subject to information reporting requirements nor backup withholding tax if the statement described in clause (a) of the preceding paragraph is duly provided to the paying agent.

Payment on a note or coupon by the U.S. office of a custodian, nominee or other agent of the beneficial owner of such note or coupon will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note or coupon effected outside the United States by a foreign office of a foreign “broker” (as defined in applicable Treasury regulations), provided that such broker (i) derives less than 50 percent of its gross income for certain periods from the conduct of a trade or business in the United States, (ii) is not a controlled foreign corporation for U.S. federal income tax purposes and (iii) is not a foreign partnership that, at any time during its taxable year, is 50 percent or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business. Payment of the proceeds of the sale of a note or coupon effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale of a note or coupon by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

For purposes of applying the rules set forth under this heading “Non-U.S. Holders” to an entity that is treated as fiscally transparent (e.g., a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

For purposes of the discussion under this heading “Non-U.S. Holders” a “Non-U.S. Holder” is a holder of a note or coupon that is not a United States person. A “United States person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November 2003, we have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as representatives, and the underwriters have severally agreed to purchase the following respective principal amounts of the notes:

Underwriter	Principal Amount
J.P. Morgan Securities Inc.	$
Lehman Brothers Inc.
Banc of America Securities LLC
Barclays Capital Inc.
Credit Suisse First Boston LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that, if an underwriter defaults on its obligation, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at that price less a selling concession of    % of the principal amount per note. The underwriters may allow and such dealers may reallow a discount of    % of the principal amount per note on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and the concession and discount to certain other dealers.

We estimate that our out-of-pocket expenses for this offering will be approximately $          .

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and/or investment banking services for us for which they received or will receive customary fees.

In connection with the offering the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

J.P. Morgan Securities Inc., Lehman Brothers Inc. and certain of the other underwriters will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between these underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from each of these underwriters based on transactions these underwriters conduct through the system. Each of these underwriters will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into the accompanying prospectus and this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of the accompanying prospectus and this prospectus supplement. Information that we file later with the SEC and that is incorporated by reference in this prospectus supplement will automatically update and supersede information contained in this prospectus supplement and the accompanying prospectus. Capital One’s SEC file number is 001-13300. We are incorporating by reference in this prospectus supplement the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering, provided, however, that we are not incorporating by reference any information furnished (but not filed) under Item 9 or Item 12 of any Current Report on Form 8-K:

1.	Our Annual Report on Form 10-K, for the fiscal year ended December 31, 2002, filed on March 17, 2003;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 14, 2003;

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 11, 2003;

4.	Our Current Reports on Form 8-K filed on January 17, 2003, February 18, 2003, March 3, 2003, April 21, 2003, July 16, 2003, October 22, 2003 and October 30, 2003; and

5.	Our definitive proxy statement[1] filed on March 18, 2003.

[1]	The information referred to in Item 402(a)(8) of Regulation S-K and paragraph (d)(3) of Item 7 of Schedule 14A promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this prospectus supplement and the accompanying prospectus.

Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You can obtain copies of documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-3171.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the notes in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

LEGAL MATTERS

Cleary, Gottlieb, Steen & Hamilton will pass upon the validity of the notes and certain other legal matters on our behalf. John G. Finneran, Jr., Capital One’s Executive Vice President, General Counsel and Corporate Secretary, will pass upon certain legal matters on our behalf. As of September 30, 2003, Mr. Finneran owned 59,042 shares of common stock and held 236,985 vested options and 475,560 unvested options to purchase additional shares of common stock issued under Capital One’s 1994 Stock Incentive Plan. Morrison & Foerster LLP New York, New York will pass upon certain legal matters for the underwriters.

PROSPECTUS

$2,242,000,000

Capital One Financial Corporation

Debt Securities

Preferred Stock

Common Stock

Stock Purchase Contracts

Equity Units

We will provide specific terms of these securities in supplements to this prospectus. We urge you to read this prospectus and any prospectus supplement carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 23, 2002.

ABOUT THIS PROSPECTUS

In this prospectus, “Capital One,” “we,” “our” or “us” refers to Capital One Financial Corporation.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may from time to time issue and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,242,000,000. This prospectus provides you with a general description of the securities we may issue and sell. Each time we issue and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read both this prospectus and the prospectus supplement applicable to any offering, together with the additional information described under the heading “Where You Can Find More Information” below.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. Forward-looking statements include information relating to growth in earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause our actual results to differ materially from those described in forward-looking statements, including, among other things:

•	continued intense competition from numerous providers of products and services which compete with Capital One’s businesses;

•	an increase in credit losses (including increases due to worsening of economic conditions);

•	Capital One’s ability to continue to securitize its credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund its operations and future growth;

•	losses associated with new products or services or expansion internationally;

•	our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

•	other factors listed from time to time in reports we file with the SEC, including, but not limited to, factors set forth under the caption “Risk Factors” in any prospectus supplement and in Capital One’s Annual Report on Form 10-K for the year ended December 31, 2001.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements.

We caution you that any such forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risk factors referred to above. Capital One’s future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Capital One’s ability to control or predict.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we have filed with the SEC under the Securities Act of 1933, or the Securities Act. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in this prospectus. The SEC’s rules and regulations allow us to omit certain information included in the registration statement from this prospectus. The registration statement may be inspected by anyone without charge at the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

In addition, Capital One files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of this information by mail from the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also inspect reports, proxy statements and other information that Capital One has filed electronically with the SEC at the SEC’s web site at http://www.sec.gov. These documents can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Capital One to “incorporate by reference” information into this prospectus and any prospectus supplement. This means that Capital One can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus and any prospectus supplement. Information that Capital One files later with the SEC and that is incorporated by reference in any prospectus supplement will automatically update and supercede information contained in this prospectus and any prospectus supplement. Capital One’s SEC file number is

001-13300.

The following documents contain important information about Capital One and its financial condition. Capital One has previously filed these documents with the SEC and incorporates them by reference into this prospectus:

•	its Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed on March 22, 2002;

•	its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002;

•	its Current Reports on Form 8-K filed on January 16, 2002, April 16, 2002, April 23, 2002 and July 16, 2002; and

•	its definitive proxy statement[1] filed on March 18, 2002.

[1]	The information referred to in Item (a)(8) of Regulation S-K and paragraph (d)(3) of Item 7 of Regulation 14C promulgated by the SEC shall not be deemed to be specifically incorporated by reference into this prospectus.

We also incorporate by reference in this prospectus additional documents that Capital One may file with the SEC after the date of this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and documents subsequently filed by Capital One pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

Documents incorporated by reference are available from Capital One without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 2980 Fairview Park Drive, Falls Church, Virginia 22042-4525, telephone (703) 205-1000.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

CAPITAL ONE FINANCIAL CORPORATION

Overview

Capital One is a corporation incorporated in Delaware on July 21, 1994. Its subsidiaries market a variety of financial products and services to consumers using its proprietary information-based strategy, which we refer to as IBS and which is described in more detail below. Its common stock is listed on the New York Stock Exchange under the symbol “COF” and is included in the Standard & Poor’s 500 Index. Its principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525, its telephone number is (703) 205-1000 and its internet address is http://www.capitalone.com. The information on our web site is not part of this prospectus.

Capital One’s predecessor began operations in 1953, the same year as the formation of what is now MasterCard International, and Capital One, through its subsidiaries, is one of the oldest continually operating bank card issuers in the United States. Capital One, through its subsidiaries, is one of the largest issuers of MasterCard and Visa2 credit cards in the world. The success of its IBS, which it initiated in 1998, in addition to credit card industry dynamics, has been the foundation of its growth in terms of managed credit card loans and accounts. As of June 30, 2002, Capital One had total reported assets of $33.8 billion, total reported liabilities of $29.8 billion and total stockholders’ equity of $4.0 billion.

Capital One Bank

Capital One’s principal subsidiary is Capital One Bank, which we call the Bank. The Bank was incorporated in May 1994 and is a Virginia state-chartered limited-purpose credit card bank that offers credit card products. Capital One’s principal asset is its equity interest in the Bank. As of June 30, 2002, the Bank constituted approximately 73% of Capital One’s managed assets. The Bank offers a variety of credit card products, including:

•	Visa and MasterCard brands;

•	Platinum and Gold premium label cards;

•	secured and unsecured standard product cards; and

•	United States and international offerings, with a current focus on the United Kingdom, Canada and France.

[2]	Mastercard and Visa are registered trademarks of Mastercard International Incorporated and VISA USA, Inc., respectively.

Capital One, F.S.B.

Capital One also has a federally chartered savings bank subsidiary, Capital One, F.S.B., which we call the Savings Bank. The Savings Bank was established in June 1996 to offer consumer lending products and deposits. The Savings Bank currently offers its products and services by using Capital One’s IBS and information technology systems.

Information-Based Strategy

Capital One’s IBS allows it to differentiate among customers based on their credit risk, credit card usage and other characteristics. Its IBS involves:

•	developing sophisticated credit models;

•	enhancing state of the art information systems;

•	recruiting and keeping well-trained personnel to create a flexible working culture; and

•	segmenting potential customer lists based on credit scores, demographics, customer behavioral characteristics and other criteria.

Capital One uses its IBS to design customized products and solicitations for targeted customer segments. This leads to greater customer response levels and eventually increased revenues within its risk models.

Capital One applies its IBS to all areas of its business, including solicitations, account management, credit line management, pricing strategies, usage stimulation, collections, recoveries, and account and balance retention. Some examples of Capital One’s use of its IBS in the credit card business include, and are expected to continue to include, various low introductory and intermediate-rate balance transfer products and other customized credit card products. Capital One has expanded its IBS beyond its credit card business and uses it in other financial and non-financial businesses to identify new product opportunities and to make informed investment decisions regarding its existing products. These products and services include selected non-credit card consumer lending products, such as automobile financing and installment lending.

Supervision, Regulation and Other Matters

Recent Regulatory Developments

During the course of a routine review of the Company’s two financial institution subsidiaries—Capital One Bank (the “Bank”) and Capital One, F.S.B. (the “Savings Bank”)—by bank regulatory authorities in connection with a pending application and the normal examination cycle, examiners identified certain supervisory issues. The Company has been engaged in discussions with the regulatory authorities concerning these issues and has taken and is taking actions to thoroughly address all the issues. As these discussions are nearing completion, the Federal Reserve Board and the Office of Thrift Supervision have told the Company that they intend to request the Company, the Bank and the Savings Bank to enter into an informal memorandum of understanding with respect to certain issues, including capital adequacy, adequacy of allowance for loan losses, finance charges and fee reserve adequacy and policies, procedures, systems and controls. A memorandum of understanding is characterized by regulatory authorities as an informal action, that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action, such as a formal written agreement or order. The Company has implemented levels of capital, reserves and allowances that satisfy the expected memorandum of understanding. Accordingly, the Company’s earnings guidance and business outlook contained in this report take account of the expected understandings with the regulatory authorities.

The following discussion describes some of the elements of the comprehensive regulatory framework applicable to Capital One and its subsidiaries.

Capital One Bank.    The Bank is a banking corporation chartered under Virginia law and a member of the Federal Reserve System. The Bank’s deposits are insured by the Bank Insurance Fund, or the BIF, of the Federal Deposit Insurance Corporation, or the FDIC. In addition to regulatory requirements imposed as a result of the Bank’s international operations (discussed below), the Bank is subject to comprehensive regulation and periodic examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission, or the Bureau of Financial Institutions, the Board of Governors of the Federal Reserve System, or the FRB, the Federal Reserve Bank of Richmond and the FDIC. The Bank is not a “bank” under the Bank Holding Company Act of 1956, as amended, or the BHCA, because it:

•	engages only in credit card operations;

•	does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others;

•	does not accept any savings or time deposits of less than $100,000, other than as permitted as collateral for extensions of credit;

•	maintains only one office that accepts deposits; and

•	does not engage in the business of making commercial loans.

Due to the Bank’s status as a limited-purpose credit card bank, Capital One’s non-credit card operations must be conducted in other operating subsidiaries of Capital One.

Capital One, F.S.B.    The Savings Bank is a federal savings bank chartered by the Office of Thrift Supervision, or the OTS, and is a member of the Federal Home Loan Bank System. Its deposits are insured by the Savings Association Insurance Fund of the FDIC. The Savings Bank is subject to comprehensive regulation and periodic examination by the OTS and the FDIC.

Capital One Financial Corporation.    Capital One is not a bank holding company under the BHCA as a result of its ownership of the Bank because the Bank is not a “bank” as defined under the BHCA. If the Bank failed to meet the credit card bank exemption criteria described above, its status as an insured depository institution would make Capital One subject to the provisions of the BHCA, including certain restrictions as to the types of business activities in which a bank holding company and its affiliates may engage. Becoming a bank holding company under the BHCA would affect Capital One’s ability to engage in certain non–banking businesses. In addition, for purposes of the BHCA, if the Bank failed to qualify for the credit card bank exemption, any entity that acquired direct or indirect control of the Bank and also engaged in activities not permitted for bank holding companies could be required either to discontinue the impermissible activities or to divest itself of control of the Bank.

As a result of Capital One’s ownership of a single savings association, the Savings Bank, Capital One is a unitary savings and loan holding company subject to regulation by the OTS and the provisions of the Savings and Loan Holding Company Act. As a unitary savings and loan holding company, Capital One generally is not restricted under existing laws as to the types of business activities in which it may engage as long as the Savings Bank continues to meet the qualified thrift lender test, or the QTL Test. If Capital One ceased to be a unitary savings and loan holding company as a result of its acquisition of an additional savings institution, as a result of the failure of the Savings Bank to meet the QTL Test or as a result of a change in control of the Savings Bank, the types of activities that Capital One and its non–savings association subsidiaries would be able to engage in would generally be limited to those eligible for bank holding companies.

Under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, or the Act, certain bank holding companies may engage in an expanded range of activities, including the securities and insurance businesses. To do so, a bank holding company must voluntarily elect to become a new type of company called a “financial holding company.” While these changes are significant in their impact upon the traditional banking, securities and insurance industries, the impact upon Capital One is less significant in light of the fact that Capital

One is regulated as a unitary thrift holding company and not as a bank holding company or a financial holding company. As a result, Capital One may engage in both the full range of activities authorized for bank or financial holding companies and additional non-banking activities typically impermissible for such entities. In addition, the Act permits a limited-purpose credit card bank such as the Bank to establish one or more foreign banking subsidiaries that are not subject to the business line limitations credit card banks face in the United States. Therefore, such foreign banking subsidiaries could engage in non-credit card lending and could accept retail deposits overseas.

While the Act does not impact the permissible range of the Bank’s activities, it does impose some limitations on the future activities of unitary thrift holding companies. Existing unitary thrift holding companies such as Capital One are “grandfathered” with full powers to continue and expand their current activities. Grandfathered unitary thrift holding companies, however, may not be acquired by non-financial companies and maintain their grandfathered powers. In addition, if a grandfathered unitary thrift holding company is acquired by a financial company that does not have such grandfather rights, it may lose its ability to engage in certain non-banking activities otherwise ineligible for bank holding companies or financial holding companies.

Capital One is also registered as a financial institution holding company under Virginia law and as such is subject to periodic examination by the Bureau of Financial Institutions.

Capital One’s automobile financing activities fall under the scrutiny of the state agencies having supervisory authority under applicable sales finance laws or consumer finance laws in most states.

Dividends and Transfers of Funds.    Dividends to Capital One from its direct and indirect subsidiaries represent a major source of funds for Capital One to pay dividends on its stock, make payments on its debt securities and meet its other obligations. There are various federal and Virginia law limitations on the extent to which the Bank and the Savings Bank can finance or otherwise supply funds to Capital One through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, FRB, OTS and Virginia law requirements concerning the payment of dividends out of net profits or surplus, Sections 23A and 23B of the Federal Reserve Act governing transactions between an insured depository institution and its affiliates and general federal and Virginia regulatory oversight to prevent unsafe or unsound practices. In general, federal banking laws prohibit an insured depository institution, such as the Bank and the Savings Bank, from making dividend distributions if the distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. In addition, the Savings Bank is required to give the OTS at least 30 days’ advance notice of any proposed dividend. Under OTS regulations, other limitations apply to the Savings Bank’s ability to pay dividends, the magnitude of which depends upon the extent to which the Savings Bank meets its regulatory capital requirements. In addition, under Virginia law, the Bureau of Financial Institutions may limit the payment of dividends by the Bank if the Bureau of Financial Institutions determines that a limitation would be in the public interest and necessary for the Bank’s safety and soundness.

Capital Adequacy.    The Bank and the Savings Bank are currently subject to capital adequacy guidelines adopted by the FRB and the OTS, respectively. For a further discussion of the capital adequacy guidelines, see Capital One’s Annual Report on Form 10-K and its consolidated financial statements incorporated by reference in this prospectus.

In January 2001, the Basel Committee on Banking Supervision issued for public comment a proposal to revise significantly the current international capital adequacy accord, the purpose of which is to ensure that banking organizations maintain prudent levels of capital, to make regulatory capital standards more reflective of banking risks, and to provide incentives for organizations to enhance their risk management capabilities. If ultimately adopted, this proposal may require some banks to increase their current capital levels.

In November 2001, the four federal banking agencies, or the Agencies, adopted an amendment to the regulatory capital standards regarding the treatment of certain recourse obligations, direct credit substitutes (i.e., guarantees on third-party assets), residual interests in asset securitizations, and other securitized transactions that expose institutions primarily to credit risk. Effective January 1, 2002, this rule amends the Agencies’ regulatory capital standards to create greater differentiation in the capital treatment of residual interests.

In May 2002, the Agencies clarified the scope of the rule adopted in November 2001 in an advisory letter stating that securitization interests commonly known as Accrued Interest Receivables, or AIR’s, should be considered “recourse exposures” and “residual interests.” Effective December 31, 2002, this interpretation of the rule adopted in November 2001 will require banking organizations such as Capital One to hold regulatory capital against the full risk-weighted amount of its AIR’s, subject to certain limitations. Capital One understands that the Agencies continue to analyze interests in securitization transactions under the rule to determine the appropriate capital treatment. Any such determination could require the Bank or the Savings Bank to hold significantly higher levels of regulatory capital against such interests.

FDICIA.    The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides for expanded regulation of banks and savings banks, including expanded federal banking agency examinations, and requires federal bank regulatory authorities to take “prompt corrective action,” or PCA, in respect of insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital ratio levels: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The capital categories are determined solely for the purposes of applying FDICIA’s PCA provisions, as discussed below, and such capital categories may not constitute an accurate representation of the overall financial condition or prospects of the Bank or the Savings Bank.

As of June 30, 2002, the Bank and the Savings Bank met the requirements for a “well capitalized” institution. A “well capitalized” classification should not necessarily be viewed as describing the condition or future prospects of a depository institution, including the Bank and the Savings Bank.

Under FDICIA’s PCA system, an insured depository institution in the “undercapitalized category” must submit a capital restoration plan guaranteed by its parent company. The liability of the parent company under this guarantee is limited to the lesser of 5.00% of the insured depository institution’s assets at the time it became undercapitalized or the amount needed to comply with the plan. An insured depository institution in the “undercapitalized category” also is subject to limitations in numerous areas, including, but not limited to, asset growth, acquisitions, branching, new business lines, acceptance of brokered deposits and borrowings from the FRB. Progressively more burdensome restrictions are applied to insured depository institutions in the undercapitalized category that fail to submit or implement a capital plan and to insured depository institutions that are in the significantly undercapitalized or critically undercapitalized categories. In addition, an insured depository institution’s primary federal banking agency is authorized to downgrade the institution’s capital category to the next lower category upon a determination that the institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its capital, asset quality, management, earnings, liquidity and sensitivity to market risk.

“Critically undercapitalized” insured depository institutions (which are defined to include institutions that still have a positive net worth) may not, beginning 60 days after becoming “critically undercapitalized,” make any payment of principal or interest on their subordinated debt (subject to certain limited exceptions). Thus, in the event an institution became “critically undercapitalized,” it would generally be prohibited from making payments on its subordinated debt securities. In addition, “critically undercapitalized” institutions are subject to appointment of a receiver or conservator.

FDICIA also requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of that institution. The FDIC has since adopted a system that imposes insurance premiums based upon a matrix that takes into account an institution’s capital level and supervisory rating.

The Bank and the Savings Bank may accept brokered deposits as part of their funding. Under FDICIA, only “well capitalized” and “adequately capitalized” institutions may accept brokered deposits. “Adequately capitalized” institutions, however, must first obtain a waiver from the FDIC before accepting brokered deposits, and these deposits may not pay rates that significantly exceed the rates paid on deposits of similar maturity from the institution’s normal market area or the national rate on deposits of comparable maturity, as determined by the FDIC, for deposits from outside the institution’s normal market area.

Liability for Commonly-Controlled Institutions.    Under the “cross-guarantee” provision of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, insured depository institutions such as the Bank and the Savings Bank may be liable to the FDIC in respect of any loss or reasonably anticipated loss incurred by the FDIC resulting from the default of, or FDIC assistance to, any commonly-controlled insured depository institution. The Bank and the Savings Bank are commonly controlled within the meaning of the FIRREA cross-guarantee provision.

Investment Limitation and the QTL Test.    Federally chartered savings banks such as the Savings Bank are subject to certain investment limitations. For example, federal savings banks are not permitted to make consumer loans, such as certain open-end or closed-end loans for personal, family or household purposes, excluding credit card loans, in excess of 35% of the savings bank’s assets. Federal savings banks are also required to meet the QTL Test, which generally requires a savings bank to maintain at least 65% “portfolio assets” (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill and (iii) property used to conduct business in certain “qualified thrift investments” (residential mortgages and related investments, including certain mortgage-backed and mortgage-related investments, small business-related securities, certain state and federal housing investments, education loans and credit card loans)) on a monthly basis in nine out of every 12 months. Failure to qualify under the QTL Test could subject the Savings Bank to substantial restrictions on its activities, including the activity restrictions that apply generally to bank holding companies and their affiliates and potential loss of grandfathered rights under the Act. As of March 31, 2002, 80.21% of the Savings Bank’s portfolio assets were held in qualified thrift investments, and the Savings Bank was in compliance with the QTL Test.

Subprime Lending Guidelines.    On January 31, 2001, the federal banking agencies, including the FRB and the OTS, issued “Expanded Guidance for Subprime Lending Programs,” or the Guidelines. The Guidelines, while not constituting a formal regulation, provide guidance to the federal bank examiners regarding the adequacy of capital and loan loss reserves held by insured depository institutions engaged in subprime lending. Because Capital One’s business strategy is to provide credit card products and other consumer loans to a wide range of consumers, the Bank treats a portion of its loan assets as “subprime” under the Guidelines and sets its capital and loan loss reserves against such assets accordingly. As described above, at March 31, 2002, the Bank and the Savings Bank each met the requirements for a “well-capitalized” institution. However, federal examiners have wide discretion as to how to apply the Guidelines and there can be no assurances that the Bank or the Savings Bank may not be required to hold additional regulatory capital against such assets.

Regulation of Lending Activities.    The activities of the Bank and the Savings Bank as consumer lenders also are subject to regulation under various federal laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Community Reinvestment Act and the Soldiers’ and Sailors’ Civil Relief Act, as well as under various state laws. Depending on the underlying issue and applicable law, regulators are often authorized to impose penalties for violations of these statutes and, in some cases, to order the Bank and the Savings Bank to compensate injured borrowers. Borrowers may also have a private right of action to bring actions for some violations. Federal bankruptcy and state sales finance laws (in the area of Capital One’s automobile financing business) and state debtor relief and collection laws also affect the ability of the Bank and the Savings Bank to collect outstanding balances owed by borrowers.

Privacy.    The Act requires a financial institution to disclose its privacy policy to customers and consumers, and requires that such customers and consumers be given a choice (through an opt-out notice) to forbid the sharing of non-public personal information about them with non-affiliated third persons. The financial subsidiaries of Capital One have a written Privacy Notice posted on its Web site which is delivered to each of its customers when the customer relationships begin, and annually thereafter, in compliance with the Act. Under that Privacy Notice, the financial subsidiaries of Capital One protect the security of information about their customers, educate their employees about the importance of protecting customer privacy, and allow their customers to remove their names from the solicitation lists they use and share with others. The financial subsidiaries of Capital One require business partners with whom they share such information to abide by the redisclosure and reuse provisions of the Act. The financial subsidiaries of Capital One have developed and implemented programs to fulfill the expressed requests of customers and consumers to opt out of information sharing subject to the Act. With respect to Capital One’s newly acquired subsidiary, PeopleFirst, Inc., Capital One is in the process of migrating PeopleFirst’s privacy policy to be in accordance with the Privacy Policy of Capital One’s financial subsidiaries. If the federal or state regulators of the financial subsidiaries of Capital One establish further guidelines for addressing customer privacy issues, the financial subsidiaries of Capital One may need to amend their privacy policies and adapt their internal procedures.

In addition to adopting federal requirements regarding privacy, the Act also permits individual states to enact stricter laws relating to the use of customer information. Vermont has done so by regulation, and many states, notably California, are expected to consider such proposals which may impose additional requirements or restrictions on Capital One, the Bank and the Savings Bank.

Investment in Capital One, the Bank and the Savings Bank.    Certain acquisitions of Capital One’s, the Bank’s or the Savings Bank’s capital stock may be subject to regulatory approval or notice under federal or Virginia law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of Capital One’s capital stock in excess of the amount which can be acquired without regulatory approval.

The Bank and the Savings Bank are each “insured depository institutions” within the meaning of the Change in Bank Control Act. Because of this, federal law and regulations prohibit any person or company from acquiring control of Capital One without, in most cases, prior written approval of the FRB or the OTS, as applicable. Control is conclusively presumed if, among other things, a person or company acquires more than 25% of any class of Capital One’s voting stock. A rebuttable presumption of control arises if a person or company acquires more than 10% of any class of voting stock and is subject to any of a number of specified “control factors” as set forth in the applicable regulations.

Although the Bank is not a “bank” within the meaning of Virginia’s reciprocal interstate banking legislation (Chapter 15 of Title 6.1 of the Code of Virginia), it is a “bank” within the meaning of Chapter 13 of Title 6.1 of the Code of Virginia governing the acquisition of interests in Virginia financial institutions, or the Financial Institution Holding Company Act. The Financial Institution Holding Company Act prohibits any person or entity from acquiring or making any public offer to acquire control of a Virginia financial institution or its holding company without making application to and receiving prior approval from the Bureau of Financial Institutions.

International Regulation.    The Bank also faces regulation in certain foreign jurisdictions where it currently, and may in the future, operate. Those regulations may be similar to or substantially different from the regulatory requirements the Bank faces in the United States. In the United Kingdom, the Bank operates through the UK Bank, which was established in 2000. The UK Bank is regulated by the Financial Services Authority, or the FSA, and licensed by the Office of Fair Trading, or the OFT. The UK Bank is an “authorized deposit taker” and thus is able to take consumer deposits in the UK. The UK Bank has also been granted a full license by the OFT to issue consumer credit under the UK’s Consumer Credit Act - 1974. The FSA requires the UK Bank to maintain certain capital ratios at all times. In addition, the UK Bank is limited by the UK Companies Act - 1985 in its distribution of dividends to the Bank in that such dividends may only be paid out of the UK Bank’s “distributable profits.”

In Canada, the Bank operates principally through a recently established branch of the Bank, or the Canadian Branch, which, like the Bank is engaged solely in the issuance of credit cards. Capital One’s installment loan business in Canada is conducted through a separately incorporated finance company subsidiary of Capital One.

The Canadian Branch is considered a federally regulated financial institution under the Canadian Bank Act, and is authorized and supervised by the Canadian Office of the Superintendent of Financial Institutions.

In France, the Bank operates through a branch of the UK Bank that was established under the European Union’s passport authority. This branch issues credit cards and installment loans.

Interstate Taxation.    Several states have passed legislation which attempts to tax the income from interstate financial activities, including credit cards, derived from accounts held by local state residents. Based on the volume of Capital One’s business in these states and the nature of the legislation passed to date, we currently believe that this development will not materially affect Capital One’s financial condition. The states may also consider legislation to tax income derived from transactions conducted through the Internet. The Bank and the Savings Bank currently solicit accounts and take account information via the Internet. It is unclear at this time, however, whether and in what form any such legislation will be adopted, or if adopted, what its impact on the Bank and the Savings Bank would be.

Legislation.    Legislation has been introduced requiring additional disclosures for credit cards and other types of consumer lending. Such legislation could place additional restrictions on the practices of credit card issuers and consumer lenders generally. Additional proposals have been made to change existing federal bankruptcy laws, to expand the privacy protections afforded to customers of financial institutions, and to reform the federal deposit insurance system. It is unclear at this time whether and in what form any legislation will be adopted or, if adopted, what its impact on the Bank, the Savings Bank or Capital One would be. Congress or individual states may in the future consider other legislation that would materially affect the banking or credit card industries.

USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our debt securities, equity securities, stock purchase contracts and equity units for general corporate purposes in the ordinary course of our business, including the reduction of short–term debt, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities.

We may temporarily invest any funds not required immediately for purposes described above in short-term marketable securities. Based upon our historical and anticipated future growth and our financial needs, we may engage in additional financings (in addition to our funding activities in the ordinary course of business) of a character and amount to be determined as the need arises. For current information, look at our current filings with the SEC. See “Where You Can Find More Information.”

FINANCIAL RATIOS

Capital One’s consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividend requirements are as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Earnings to Fixed Charges:
Including Interest on Deposits	1.92	1.84	1.87	1.91	2.05	2.02	1.87
Excluding Interest on Deposits	3.03	2.80	2.88	2.48	2.39	2.21	1.99

Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including Interest on Deposits	1.92	1.84	1.87	1.91	2.05	2.02	1.87
Excluding Interest on Deposits	3.03	2.80	2.88	2.48	2.39	2.21	1.99

The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative.

DESCRIPTION OF DEBT SECURITIES

Capital One may from time to time issue and sell debt securities which will be Capital One’s direct unsecured general obligations. These debt securities are described below and will be senior debt securities or subordinated debt securities and any senior or subordinated debt securities that may be part of an equity unit, all of which are called debt securities. The senior debt securities and the subordinated debt securities will be issued under one or more separate indentures between Capital One and BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as trustee, or another indenture trustee named in the applicable prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture, and in some cases pursuant to a supplemental indenture thereto. Together, the senior indenture and the subordinated indenture are called the indentures, and the senior indenture trustee and the subordinated indenture trustee are called the indenture trustees.

We have summarized selected provisions of the indentures below. The summary is not complete. A copy of the senior indenture and the form of subordinated indenture have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part and have been qualified as indentures under the Trust Indenture Act. You should read the indentures for provisions that may be important to you. You should also consider applicable provisions of the Trust Indenture Act. In the summary below, we have included references to section numbers so that you can easily locate these provisions. The particular terms of any debt securities Capital One offers will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the debt securities described below and in the indentures. For a description of the terms of any series of debt securities, you should also review both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus before making an investment decision. Capitalized terms used in the summary have the meanings specified in the applicable indenture.

As of the date of this prospectus, Capital One has issued the following notes under the senior indenture:

•	notes with a maturity date of 2003, an aggregate principal amount of $125,000,000 and an interest rate of 7 1/4%;

•	notes with a maturity date of 2006, an aggregate principal amount of $225,000,000 and an interest rate of 7 1/4%;

•	notes with a maturity date of 2008, an aggregate principal amount of $200,000,000 and an interest rate of 7 1/8%;

•	notes with a maturity date of 2007, an aggregate principal amount of $300,000,000 and an interest rate of 8 3/4%; and

•	convertible notes with a maturity date of 2007, an aggregate principal amount of $747,500,000 and an interest rate of 6.25%.

As of the date of this prospectus, Capital One has not issued any series of debt securities under the subordinated indenture.

General

The debt securities will be Capital One’s direct unsecured obligations. The indentures do not significantly limit Capital One’s operations. In particular, they do not:

•	limit the amount of debt securities that Capital One can issue under the indentures;

•	limit the number of series of debt securities that Capital One can issue from time to time;

•	limit or otherwise restrict the total amount of debt that Capital One or its subsidiaries may incur or the amount of other securities that Capital One may issue;

•	require Capital One or an acquiror to repurchase debt securities in the event of a “change in control”; or

•	contain any covenant or other provision that is specifically intended to afford any holder of the debt securities any protection in the event of highly leveraged transactions or similar transactions involving Capital One or its subsidiaries.

The senior debt securities will rank equally with all of Capital One’s other unsecured unsubordinated indebtedness. The subordinated debt securities will have a junior position to all of Capital One’s senior indebtedness.

Because Capital One is a holding company, dividends and fees from its subsidiaries are Capital One’s principal source of revenues from which to repay the debt securities. Capital One’s subsidiaries engaged in the banking or credit card business can only pay dividends if they are in compliance with applicable United States federal and state regulatory requirements. Capital One’s right to participate in any asset distribution of any of its subsidiaries, on liquidation, reorganization or otherwise, will rank junior to the rights of all creditors of that subsidiary (except to the extent that Capital One may itself be an unsubordinated creditor of that subsidiary). The rights of holders of debt securities to benefit from those distributions will also be junior to prior claims of the creditors of Capital One’s subsidiaries. Consequently, the debt securities will be effectively subordinated to all liabilities of Capital One’s subsidiaries.

Because Capital One is a holding company, its right to participate as a stockholder in any distribution of assets of any subsidiary, including the Bank and the Savings Bank, upon its liquidation, reorganization or winding-up, and thus the ability of holders of the debt securities to benefit, as creditors of Capital One, from the distribution, is subject to the prior claims of creditors of the subsidiary. The Bank and the Savings Bank are subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which they may pay dividends or otherwise supply funds to Capital One or its affiliates. See “Capital One Financial Corporation—Supervision, Regulation and Other Matters—Dividends and Transfers of Funds.”

Terms

A prospectus supplement relating to the offering of any series of debt securities will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the offered debt securities;

•	any limit upon the aggregate principal amount of the offered debt securities;

•	the date or dates (including the maturity date) on which the principal will be payable and any provisions relating to extending or shortening the date on which the principal and premium, if any, of the debt securities of the series is payable; the interest rate, or method of calculating the interest rate, the date or dates from which interest will accrue and the interest payment dates; the manner of paying principal of and interest on the debt securities; and the place or places where principal, premium and interest will be payable;

•	the detailed terms and provisions of any optional or mandatory redemption provision;

•	any limit upon the currency of the offered debt securities;

•	any changes to the covenants or additional events of default or covenants;

•	any sinking fund or other provisions that would obligate Capital One to repurchase or otherwise redeem the debt securities;

•	whether the debt securities will be convertible into or exchangeable for Capital One’s common stock or other securities or property and, if so, the terms of the conversion or exchange;

•	the percentage of the principal amount (expressed as a percentage of the aggregate principal amount) or price at which the debt securities will be issued and, if an index, formula or other method is used, the method for determining amounts of principal or interest;

•	whether and upon what terms debt securities may be defeased (which means that Capital One would be discharged from its obligations by depositing sufficient cash or government securities to pay the principal, interest, any premiums and other sums due to the stated maturity date or a redemption date of the debt securities of the series); and

•	any other terms not inconsistent with the provisions of the indentures, including any covenants or other terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities. (Section 301)

Form of the Debt Securities

The indentures provide that Capital One may issue senior and subordinated debt securities, respectively, in registered form, in bearer form or in both registered and bearer form. Unless otherwise indicated in the applicable prospectus supplement, each series of senior and subordinated debt securities will be issued in registered form only, without coupons. Holders of “registered form” securities do not receive a physical certificate but instead are listed on the applicable indenture trustee’s register for the applicable debt securities. (Section 305)

The senior and subordinated debt securities may also be issued as original issue discount debt securities. “Original issue discount debt securities” are securities sold by Capital One for substantially less than their stated principal amount. Federal income tax consequences and other special considerations applicable to any original issue discount debt securities will be described in the applicable prospectus supplement. (Section 101)

Unless otherwise indicated in the applicable prospectus supplement, Capital One will issue senior and subordinated debt securities in registered form, without coupons, in denominations of $1,000 or any whole number multiple of $1,000. Capital One will issue senior and subordinated debt securities in bearer form in denominations of $5,000 or any whole number of $5,000. (Section 302) There will be no service charge for any transfer, exchange or conversion of senior and subordinated debt securities, but Capital One or the applicable indenture trustee may require the holder to pay any tax or other governmental charge payable upon a transfer, exchange or conversion.

If Capital One issues the debt securities in bearer form, the debt securities will have interest coupons attached, unless issued as original issue discount debt securities. “Bearer form” securities are payable to whomever physically holds them from time to time. Debt securities in bearer form will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than through offices of certain United States financial institutions located outside the United States. Purchasers of debt securities in bearer form will be subject to certification procedures and may be affected by United States tax law limitations. These procedures and limitations will be described in the applicable prospectus supplement.

Registration, Transfer, Payment and Paying Agent

Unless otherwise described in the applicable prospectus supplement, payments on the debt securities will be made at Capital One’s office or agency maintained for that purpose. We have appointed an agency in New York, New York to make payments on the debt securities; however, we may change our agent from time to time. (Section 1002) Any transfer of the debt securities will be registerable at the same place. In addition, we may choose to pay interest by check mailed to the address in the security register of the person in whose name the debt security is registered at the close of business on the regular record date. (Sections 305 and 307)

Unless otherwise indicated in the applicable prospectus supplement, payments of principal, premium, if any, and interest on debt securities in bearer form will be made at the office outside the United States specified in the applicable prospectus supplement and as we may designate from time to time. Payment can also be made by check or by transfer to an account maintained by the payee with a bank located outside the United States. Unless otherwise indicated in the applicable prospectus supplement, payment on debt securities in bearer form will be made only if the holder surrenders the coupon relating to the interest payment date. We will not make any payments on any debt security in bearer form at any office or agency in the United States, by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States, (Section 1002)

Global Debt Securities

The debt securities of a series may be issued in whole or in part in global form, which means that Capital One will deposit with the depositary identified in the applicable prospectus supplement one or more certificates representing the entire series. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to a nominee of the depositary. (Section 305)

The applicable prospectus supplement will describe the specific terms of the depositary agreement governing a series of global senior or subordinated debt securities and any limitations and restrictions relating to a series of global senior or subordinated debt securities. (Section 305)

Covenants

Under the indentures, we agree to the following:

•	Except as permitted under “—Consolidation, Merger and Sales of Assets,” we will preserve and keep in full force and effect our corporate existence and the corporate existence of each of our significant subsidiaries, as defined below. We will also preserve and keep in full force and effect our and our significant subsidiaries’ charter rights, statutory rights and franchises. Neither Capital One nor any significant subsidiary will be required to preserve these rights or franchises if Capital One or the significant subsidiary determines it is no longer desirable and that the loss is not disadvantageous in any material respect to the holder. (Section 1007)

•	Each of the indentures contains a covenant by us limiting our ability to dispose of the voting stock of a significant subsidiary. A “significant subsidiary” is any of our subsidiaries that constitutes 20% or more of our consolidated assets. This covenant generally provides that, as long as any of the debt securities are outstanding, neither Capital One nor any of its significant subsidiaries will, other than through a securitization of assets:

•	issue stock or securities convertible into stock of a significant subsidiary unless Capital One will own at least 80% of the subsidiary’s voting stock after the issuance; or

•	consolidate with or merge into any other corporation, or convey, transfer or lease its property and assets substantially as an entity to any person other than Capital One or one of its subsidiaries, unless Capital One will own at least 80% of the surviving successor or other person. (Section 1005)

•	Neither Capital One nor its subsidiaries will pledge, encumber or grant a lien on a significant subsidiary’s voting stock to secure indebtedness for borrowed money, unless the debt securities are equally and ratably secured by this pledge, encumbrance or lien, and Capital One would continue to control the subsidiary if the pledge, encumbrance or lien is exercised. (Section 1006)

Subordination of Subordinated Debt Securities

Unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to subordinated debt securities. Section references are to sections of the subordinated indenture.

Subordinated debt securities will be subordinated in right of payment to all Senior Indebtedness, as defined below. Payments on subordinated debt securities will also be effectively subordinated if:

•	Capital One is involved in insolvency, bankruptcy or similar proceedings; or

•	Capital One fails to pay the principal of, premium, interest or some types of additional payments on or any sinking fund with respect to any Senior Indebtedness when due. (Section 1601)

Because of this subordination, some of Capital One’s creditors may receive more, ratably, than holders of subordinated debt securities if Capital One is insolvent.

After all payments have been made to the holders of Senior Indebtedness, any holders of subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness upon any distribution of assets in any proceedings out of the distributive shares of subordinated debt securities. (Sections 1601 and 1602)

“Senior Indebtedness” means the principal of and premium, if any, and interest, on, whether outstanding now or incurred later, (a) all indebtedness for money borrowed by Capital One, including indebtedness of others that Capital One guarantees, other than the subordinated debt securities and the junior subordinated debt securities and other indebtedness that is expressly stated as not senior, and (b) any amendments, renewals, extensions, modifications and refundings of any indebtedness, unless in either case the instrument evidencing the indebtedness provides that it is not senior in right of payment to the subordinated debt securities.

Consolidation, Merger and Sale of Assets

Each indenture generally permits a consolidation or merger between Capital One and another corporation. Each also permits the sale by Capital One of all or substantially all of its property or assets. These events do not require the consent of the holders of any outstanding debt securities if:

•	the successor or purchaser is a corporation organized under the laws of the United States of America, any state or the District of Columbia and expressly assumes Capital One’s obligations on the debt securities under each of the indentures;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	Capital One has delivered to the applicable indenture trustee an officers’ certificate and an opinion of counsel stating compliance with these provisions. (Section 801)

The successor shall be substituted for Capital One as if it had been an original party to the indentures and the debt securities. Thereafter, the successor may exercise Capital One’s rights and powers under the indentures and the debt securities and all of Capital One’s obligations under those documents will terminate. (Section 802)

Exchange of Debt Securities

Registered debt securities may be exchanged for an equal principal amount of registered debt securities of the same series and date of maturity in authorized denominations requested by the holders upon surrender of the registered debt securities at an office or agency Capital One maintains for that purpose and upon fulfillment of all other requirements set forth in the indentures. (Section 305)

Conversion and Exchangeability

The holders of debt securities that are convertible into common stock or other securities will be entitled to convert the debt securities in some circumstances. The terms of any conversion will be described in the applicable prospectus supplement. (Section 1602)

The holders of debt securities may be obligated to exchange them for common stock or other securities of Capital One in some circumstances. The terms of any exchange will be described in the applicable prospectus supplement. (Section 305)

Events of Default

The indentures define an event of default for any series of senior or subordinated debt securities as any of the following events, unless otherwise provided in the applicable prospectus supplement:

•	failure to pay the interest or any additional amounts payable on any senior or subordinated debt securities when due and continuance of that default for 30 days (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to pay the principal of or any premium on any senior or subordinated debt securities when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to deposit any sinking fund payment when due (in the case of the subordinated indenture, whether or not payment is prohibited by the subordination provisions);

•	failure to perform any covenant or warranty in the applicable indenture, other than a covenant or warranty applicable only to another series of senior or subordinated debt securities, that continues for 60 days after Capital One is given written notice;

•	any event of default by Capital One, or any of its significant subsidiaries, under any mortgage, indenture or other instrument under which any indebtedness exceeding $10,000,000 becomes due and payable, if the acceleration is not rescinded or annulled within 30 days after written notice;

•	certain events of bankruptcy, insolvency or reorganization of Capital One or any of its significant subsidiaries; or

•	any other event of default included in any indenture or supplemental indenture. (Section 501)

If an event of default occurs with respect to any series of senior or subordinated debt securities, the applicable indenture trustee will give the holders of those debt securities notice of the default under the terms of the applicable indenture. (Section 501)

If an event of default with respect to any series of senior or subordinated debt securities occurs and continues, either the applicable indenture trustee or the holders of at least 25% of the aggregate principal amount of the outstanding senior or subordinated debt securities of that series may declare the principal amount or, if the senior or subordinated debt securities of that series are original issue discount debt securities, a specified portion of the principal amount of all the senior or subordinated debt securities of that series to be due and payable immediately. (Section 502)

Payment of the principal of subordinated debt securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization. Subordinated debt securities cannot be accelerated if Capital One defaults in its performance of any other covenant, including payment of principal or interest. Any time after a declaration of acceleration has been made, but before a judgment or decree based on acceleration has been obtained, the majority holders may, under certain circumstances, void the declaration. “Majority holders” are the holders of a majority of the aggregate principal amount of outstanding senior or subordinated debt securities of that series. (Section 502)

Other than its duties in the case of a default, the applicable indenture trustee is not obligated to exercise any of its rights or powers under any senior or subordinated indenture at the request or direction of any of the holders, unless those holders offer the applicable indenture trustee reasonable indemnity. (Section 601) If the holders provide this reasonable indemnification, the majority holders may direct the time, method and place of conducting any proceeding for any remedy available to the applicable indenture trustee, or exercising any trust or power conferred on the applicable indenture trustee, for the senior or subordinated debt securities of that series. (Section 512)

A holder does not have the right to institute a proceeding, appoint a receiver or a trustee, or commence any other remedy, unless:

•	the holder gives the applicable indenture trustee written notice of a continuing event of default;

•	the majority holders have made written request, and offered reasonable indemnity, to the applicable indenture trustee to institute the proceeding as trustee; and

•	the applicable indenture trustee has not received an inconsistent request from the majority holders and has failed to institute a proceeding within 60 days. (Section 507)

However, these limitations do not apply to a suit for the enforcement of payment or conversion rights instituted on or after the respective due dates of the senior and subordinated debt securities. (Section 508)

Waivers

The holders of at least 50% of the aggregate principal amount of the outstanding senior and subordinated debt securities of each series may, on behalf of all holders of that series, waive Capital One’s compliance with certain restrictive provisions of the applicable indenture. They may also waive any past default under the applicable indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 513 and 1008)

Amendments

Unless provided otherwise in the applicable prospectus supplement, Capital One and the applicable trustee may modify and amend an indenture with the consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding senior and subordinated debt securities of each series issued under the applicable indenture and affected by the modification or amendment. However, no modification or amendment may, without the consent of each holder of debt securities affected by the modification or amendment:

•	change the stated maturity of any debt security;

•	reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the applicable prospectus supplement, interest on, any debt security, including, in the case of an original issue discount senior or subordinated debt security, the amount payable upon acceleration of the maturity of that debt security;

•	in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of those debt securities;

•	reduce the percentage in principal amount of outstanding debt securities of any series; or

•	adversely affect the right of any holder of convertible debt securities or exchangeable senior or subordinated debt securities to convert or exchange. (Section 902)

Except as otherwise provided in the applicable prospectus supplement, Capital One and the applicable indenture trustee may modify and amend an indenture without the consent of any holder for any of the following purposes:

•	to evidence the succession of another person to Capital One;

•	to add to the covenants of Capital One for the benefit of the holders of all or any series of debt securities;

•	to add events of default;

•	to add or change any provisions of the applicable indenture to facilitate the issuance of bearer debt securities;

•	to change the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities;

•	to establish the form or terms of debt securities of any series and any related coupons;

•	to evidence and provide for the acceptance of appointment by a successor trustee;

•	to cure any ambiguity, defect or inconsistency in the applicable indenture, provided the action does not materially adversely affect the interests of the holders of any debt securities or related coupons;

•	to supplement any of the provisions of the applicable indenture if necessary to permit or facilitate the defeasance and discharge of any series of debt securities, as long as the action does not materially adversely affect the interests of the holders of any debt securities or related coupons;

•	to secure the debt securities; and

•	to amend or supplement any provision of the applicable indenture or any supplemental indenture, provided that the amendment or supplement does not materially adversely affect the interests of the holders of outstanding debt securities. (Section 901)

Legal Defeasance and Covenant Defeasance

If the applicable prospectus supplement provides for defeasance, Capital One may elect to pay and discharge its obligations on the applicable debt securities if:

•	no event of default has occurred and is continuing, or would occur upon the giving of notice or lapse of time at the time of the satisfaction and discharge;

•	Capital One deposits with the applicable indenture trustee sufficient cash or government securities to pay all the principal, any premium and any other sums due through the stated maturity or redemption date of the applicable debt securities of the series;

•	Capital One pays all other sums due with respect to the outstanding debt securities of the series;

•	Capital One delivers an opinion of counsel to the effect that the holders will have no federal income tax consequences as a result of the deposit or defeasance; and

•	Capital One delivers a certificate of its independent public accountants as required by the applicable indenture. (Section 402)

If this happens, the holders of the applicable debt securities of the series will not be entitled to the benefits of the applicable indenture, except for the registration of transfer or exchange of applicable debt securities and the replacement of stolen, lost or mutilated debt securities. (Section 306)

Determining the Outstanding Debt Securities

Capital One will consider the following factors in determining whether the holders of the requisite principal amount of outstanding debt securities have given the proper notice under the applicable indenture:

•	the portion of the principal amount of an original issue discount debt security that will be deemed to be outstanding will be the portion of the principal amount that would be declared to be due and payable on that date;

•	the principal amount of any indexed security will be the principal face amount of the indexed security determined on the date of its original issuance;

•	the principal amount of any debt security denominated in one or more foreign currency units shall be the U.S. dollar equivalent based on the applicable exchange rate or rates at the time of sale; and

•	any debt security owned by Capital One or any other obligor, or any of their affiliates, will be treated as not outstanding. (Section 101)

Governing Law

The indentures will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Indenture Trustees

In the normal course of business, Capital One and its subsidiaries conduct banking transactions with the indenture trustees, and the indenture trustees conduct banking transactions with Capital One and its subsidiaries.

DESCRIPTION OF PREFERRED STOCK

The following description summarizes the general terms and provisions of Capital One’s authorized preferred stock. If Capital One offers preferred stock, it will describe the specific designations and rights of this stock in a prospectus supplement and will file the description with the SEC. Terms which could be included in a prospectus supplement include:

•	the designation of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share;

•	the price at which the preferred stock will be issued;

•	the dividend rate, or its method of calculation, and the dates on which dividends will be payable;

•	whether the dividends will be cumulative or non-cumulative, and, if cumulative, the dates from which dividends will commence to cumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	whether Capital One has elected to offer depositary shares, as described below;

•	the terms and conditions, if any, upon which the preferred stock will be convertible into common stock or other securities; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

Preferred stock will have the dividend, liquidation, and voting rights described below, unless otherwise provided in the applicable prospectus supplement. You should read the prospectus supplement relating to any series of preferred stock for the series’ specific terms.

General

Capital One’s Restated Certificate of Incorporation authorizes its Board of Directors, or the Board, to issue one or more series of preferred stock, par value $.01 per share, without the approval of Capital One’s stockholders. The Board can also determine the terms, including preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, of any preferred stock. Currently, 50,000,000 shares are classified as preferred stock under Capital One’s Restated Certificate of Incorporation and no shares of preferred stock are outstanding. Capital One has designated 1,000,000 shares of the preferred stock as cumulative participating junior preferred stock, which may be issued upon the exercise and conversion of certain “Rights,” as defined below, which are attached to each share of its common stock. Before issuing a series of preferred stock, the Board will adopt resolutions creating and designating the series of preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable and have no preemptive rights. Unless otherwise specified in a prospectus supplement, each series of the preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of the preferred stock. You should read the applicable prospectus supplement relating to any series of preferred stock for that series’ specific terms.

Dividend Rights

Holders of preferred stock will receive, when, as and if declared by the Board, dividends at rates and on the dates described in the applicable prospectus supplement. Each dividend will be payable to the holders of record as they appear on the stock record books of Capital One or, if applicable, the records of the depositary referred to under “—Depositary Shares,” on the record dates fixed by the Board or its committee. Dividends on any series of preferred stock may be cumulative or non-cumulative. Capital One’s ability to pay dividends on the preferred stock depends on the ability of the Bank and the Savings Bank to pay dividends to Capital One. The ability of Capital One, the Bank and the Savings Bank to pay dividends in the future is subject to bank regulatory requirements and capital guidelines and policies established by the FRB. See “Capital One Financial Corporation—Supervision, Regulation and Other Matters.”

Capital One will not declare or pay or set apart funds for the payment of dividends on any securities which rank equally with the preferred stock unless Capital One has paid or set apart funds for the payment of dividends on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with any equally ranked securities.

Voting Rights

Unless indicated in the applicable prospectus supplement relating to a particular series of preferred stock or expressly required by law, the holders of the preferred stock will not have any voting rights.

Rights upon Liquidation

If Capital One liquidates, dissolves or winds up its affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions. These will be in the amounts set forth in the applicable prospectus supplement, plus accrued and unpaid dividends and, if the series of the preferred stock is cumulative, accrued and unpaid dividends for all prior dividend periods. If Capital One does not pay in full all amounts payable on any series of preferred stock, the holders of the preferred stock will share proportionately with any equally ranked securities in any distribution of Capital One’s assets. After the holders of any series of preferred stock are paid in full, they will not have any further claim to any of Capital One’s remaining assets.

Because Capital One is a holding company, the rights of its stockholders to participate in the assets of any subsidiary, including the Bank, upon the subsidiary’s liquidation or recapitalization may be subject to the prior claims of the subsidiary’s creditors, except to the extent that Capital One may itself be a creditor with recognized claims against the subsidiary.

Redemption

A series of preferred stock may be redeemable, in whole or in part, at the option of Capital One or the holder of the stock, and may be subject to mandatory redemption pursuant to a sinking fund, under the terms included in any applicable prospectus supplement.

In the event of partial redemptions of preferred stock, the Board or its committee will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method the Board or its committee determines to be equitable.

On and after a redemption date, unless Capital One defaults in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock which were called for redemption. In addition, all rights of holders of the preferred shares will terminate except for the right to receive the redemption price.

Conversion

The applicable prospectus supplement for any series of preferred stock will state the terms and conditions, if any, on which shares of that series are convertible into Capital One’s common stock or other securities, including:

•	the number of shares of common stock or other securities into which the shares of preferred stock are convertible;

•	the conversion price or manner of calculation;

•	the conversion period;

•	provisions as to whether conversion will be at the option of the holders of the preferred stock or Capital One, if applicable;

•	any events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of the series of preferred stock.

Depositary Shares

Capital One may, at its option, elect to offer fractional shares of preferred stock, or “depositary shares,” rather than full shares of preferred stock. In that event, Capital One will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock as described in the applicable prospectus supplement.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between Capital One and the depositary named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to all the rights and preferences of the preferred stock, including dividend, voting, redemption, subscription and liquidation rights. The terms of any depositary shares will be set forth in the applicable prospectus supplement and the provisions of the deposit agreement, which will be filed with the SEC.

DESCRIPTION OF COMMON STOCK

Capital One is authorized to issue 1,000,000,000 shares of common stock, par value $.01 per share. As of June 30, 2002, 222,219,322 shares were issued and outstanding. The common stock is traded on the New York Stock Exchange under the symbol “COF.” All outstanding shares of common stock are and will be fully paid and non-assessable.

The following summary is not complete and you should refer to the applicable provisions of the Delaware General Corporation Law and Capital One’s Restated Certificate of Incorporation and Bylaws for additional information. See “Where You Can Find More Information.”

Voting and Other Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. A majority vote is required for all actions to be taken by stockholders, except that directors are elected by a plurality of the votes cast. Stockholders do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares voting in an election of directors can elect all of the directors. Shares of common stock also do not have any preemptive, subscription, redemption, sinking fund or conversion rights.

Distribution

Common stock dividends are subject to preferences, if any, on any outstanding shares of preferred stock. Dividends must be declared by the Board out of legally available funds. If Capital One liquidates, dissolves or winds up its affairs, common stockholders are entitled to share proportionately in the assets available for distribution to holders of common stock.

Anti-Takeover Legislation

Capital One is a Delaware corporation and is governed by Section 203 of the Delaware General Corporation Law. This provision generally states that, subject to some exceptions, a corporation cannot engage in any business combination with any “interested stockholder” for three years after the time that the stockholder became an interested stockholder unless the corporation’s stockholders approve the business combination. Delaware law defines an interested stockholder to include any person, and its affiliates and associates, that owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years prior to the relevant date.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to enter into some business combinations and transactions with a corporation for a three-year period. Although stockholders may elect to exclude a corporation from Section 203’s restrictions, Capital One’s Restated Certificate of Incorporation and Bylaws do not exclude Capital One from Section 203’s restrictions. The provisions of Section 203 may encourage companies interested in acquiring Capital One to negotiate in advance with the Board, since Section 203 permits the Board, without stockholder approval, to approve a business combination with an interested stockholder or the transaction which causes a person to become an interested stockholder. Business combinations are discussed more fully below.

Capital One’s Certificate of Incorporation and Bylaw Provisions

Certain provisions in Capital One’s Restated Certificate of Incorporation and Bylaws could make more difficult or discourage a tender offer, proxy contest or other takeover attempt that is opposed by the Board but which might be favored by the stockholders. The Restated Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement, and certain provisions are summarized below.

Classified Board of Directors.    Capital One’s Board, other than directors elected by any series of preferred stock, is divided into three classes of directors, with the classes to be as nearly equal in number as possible. The class of directors elected at each annual meeting is elected for a three-year term. Some practical effects of these classification provisions are the following:

•	It will take at least two annual meetings of stockholders, instead of one, to elect a majority of the Board. This delay ensures that Capital One’s directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal and any available alternatives before they act in what they believe to be the best interests of the stockholders. However, even if a change in the composition of the Board would be beneficial to Capital One and its stockholders, it will take at least two annual meetings of stockholders to make this change.

•	A classified Board may discourage third-party proxy contests, tender offers or attempts to obtain control of Capital One. This will happen even if an attempt might be beneficial to Capital One and its stockholders. Therefore, there is an increased likelihood that incumbent directors will retain their positions.

•	A classified Board discourages accumulations of large blocks of Capital One’s stock by purchasers whose objective is to take control of the Board. This could reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks of stock. Stockholders therefore might not have opportunities to sell their shares of common stock at the higher market price that an accumulation of stock could create.

Number of Directors; Removal; Filling Vacancies.    Generally speaking, Capital One’s Board must consist of between three and seventeen directors and vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum remains in office. Therefore, unless the Bylaws are amended, the Board could prevent any stockholder from enlarging the Board of Directors and filling the new directorships with the stockholder’s own nominees.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. Capital One’s Restated Certificate of Incorporation and Bylaws provide that, subject to the rights of holders of preferred stock to elect directors under specified circumstances, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all of the then outstanding shares of stock entitled to vote generally in the election of directors.

No Stockholder Action by Written Consent; Special Meetings.    Subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent. Under circumstances described in the Bylaws, special meetings of stockholders can be called by the Chairman of the Board or by the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting. Moreover, any special meeting of stockholders is limited to the business in the notice of the special meeting sent to the stockholders before the meeting.

The provisions prohibiting stockholder action by written consent and prohibiting stockholders from calling a special meeting could delay consideration of a stockholder proposal until Capital One’s next annual meeting. This would prevent the holders of Capital One’s stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Chairman and the Board by calling a special meeting of stockholders.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.    Only people who are nominated by, or at the direction of, the Board, or by a stockholder who has given proper written notice prior to a meeting at which directors are to be elected, will be eligible for election as directors. Business conducted at an annual meeting is limited to the business brought before the meeting by, or at the direction of, the Chairman, the Board or a stockholder who has given proper notice. A stockholder’s notice to Capital One proposing to nominate a person for election as a director must also contain certain information described in the Bylaws. You should refer to Capital One’s Bylaws for more information, including the process and timing requirements for a stockholder notice.

Some of the effects of the provisions described above and in the Bylaws include:

•	the Board will have a longer period to consider the qualifications of the proposed nominees and, if deemed necessary or desirable, to inform stockholders about the qualifications;

•	there will be an orderly procedure for conducting annual meetings of stockholders and informing stockholders, prior to the meetings, of any business proposed to be conducted at the meetings, including any Board recommendations; and

•	contests for the election of directors or the consideration of stockholder proposals will be precluded if the procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposal.

Business Combinations.    Certain mergers, share exchanges or sales of Capital One’s assets with or to interested stockholders, as defined below, must be approved by the affirmative vote of the holders of at least 75% of the voting stock of Capital One, voting together as a single class. Capital One’s Restated Certificate of Incorporation requires this affirmative vote even if no vote is required, or a lesser percentage is specified, by law or any national securities exchange or otherwise. This affirmative vote is not required in two situations. First, it is not required if the business combination has been approved by a majority of uninterested, continuing directors. Second, it is not required if certain price and procedure requirements designed to ensure that Capital One’s stockholders receive a “fair price” for their common stock are satisfied. Capital One’s Restated Certificate of Incorporation defines an interested stockholder as any person, other than Capital One or any subsidiary of Capital One, who or which:

•	beneficially owns, directly or indirectly, 5% or more of the voting power of the outstanding voting stock;

•	is an affiliate of Capital One and at any time within the two-year period immediately prior to the date in question beneficially owned, directly or indirectly, 5% or more of the voting power of the then outstanding voting stock; or

•	owns any shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if the transfer of ownership occurred in the course of a non–public transaction or series of transactions.

Liability of Directors; Indemnification.    A director generally will not be personally liable for monetary damages to Capital One or its stockholders for breach of fiduciary duty as a director. A director may be held liable, however, for the following:

•	any breach of the director’s duty of loyalty to Capital One or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	paying a dividend or approving a stock repurchase in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

Capital One indemnifies its officers and directors against lawsuits by third parties to the fullest extent of the law. Capital One may agree with any person to provide an indemnification greater than or different from the indemnification provided by the Restated Certificate of Incorporation.

Amendments.    The Restated Certificate of Incorporation and Bylaws generally may be amended by a majority vote of the stockholders, but some provisions, including some of the provisions discussed above, can only be amended by an 80% vote of the stockholders. This 80% approval requirement prevents a stockholder with only a majority of the common stock from circumventing the requirements of these provisions by simply amending or repealing them. The Restated Certificate of Incorporation further provides that the Bylaws may be amended by the Board.

Rights to Purchase Certain Preferred Shares

Each share of Capital One’s common stock includes an attached “Right.” The Right entitles a holder of common stock to purchase from Capital One one three-hundredth of a share of Capital One’s cumulative participating junior preferred stock, or the Junior Preferred Shares, at a price of $200 per one three-hundredth of a share, subject to adjustment. Capital One has initially authorized and reserved 1,000,000 Junior Preferred Shares for issuance upon exercise of the Rights. Because of the nature of the Junior Preferred Shares’ dividend and liquidation rights, the value of the one three-hundredth interest in a Junior Preferred Share that can be purchased on exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. The Rights generally become exercisable, however, and separate certificates representing the Rights will be distributed, if any person or group acquires 15% or more of Capital One’s outstanding common stock or a tender offer or exchange offer is announced for Capital One’s common stock. The Rights expire on November 29, 2005, unless earlier redeemed by Capital One at $0.01 per Right. Capital One may only redeem the Rights prior to the time that any person or group acquires 15% of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share. Prior to exercise, a Right will not create any rights as a stockholder of Capital One.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Capital One on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board, since Capital One may redeem the Rights prior to the time that a person or group acquires 15% of the outstanding common stock.

Dividend Reinvestment Plan

In January 1996, Capital One implemented a dividend reinvestment and stock purchase plan. The plan, as amended, provides stockholders with the opportunity to purchase additional shares of Capital One’s common stock by reinvesting all or a portion of their dividends on shares of common stock. It also provides existing stockholders with the option to make cash investments monthly, subject to a minimum monthly limit of $50 and a maximum monthly limit of $10,000. Optional cash investments in excess of $10,000 may be made with Capital One’s permission at a discount which will be from 0% to 5%. Capital One uses proceeds from this plan for general corporate purposes. On July 25, 2002, Capital One filed with the SEC a new dividend reinvestment and stock purchase plan with terms substantially the same as contained in the prospectus dated January 16, 2002.

Transfer Agent

The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

The applicable prospectus supplement will describe the particular terms of the stock purchase contracts or equity units offered by that prospectus supplement. If Capital One issues any stock purchase contracts or equity units, it will file the form of stock purchase contract and equity unit as exhibits to the registration statement of which this prospectus forms a part and you should read these documents for provisions that may be important to you.

Capital One may issue stock purchase contracts, including contracts obligating holders to purchase from Capital One, and obligating Capital One to sell to the holders, a specified number of shares of Capital One common stock or other securities at a future date or dates. Capital One may fix the price and number of shares of common stock or other securities subject to the stock purchase contracts at the time Capital One issues the stock purchase contracts or it may provide that the price and number of securities will be determined pursuant to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and senior or subordinated debt securities or debt obligations of third parties, including U.S. treasury securities, that secure the obligations of the holders of the units to purchase the common stock or other securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts will require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require Capital One to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured or refunded on some basis.

PLAN OF DISTRIBUTION

The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Each prospectus supplement will describe the method of distribution of the securities offered therein.

Capital One may sell the securities directly to purchasers from time to time. Alternatively, it may from time to time offer the securities to or though underwriters, broker/dealers or agents otherwise indicated in the prospectus supplement acting on a best efforts basis for the period of appointment, who may receive compensation in the form of underwriting discounts, concessions or commissions from Capital One or the purchasers of such securities for whom they may act as agents.

Each prospectus supplement will set forth the terms of the offering of the securities being offered thereby, including the name or names of any underwriters or agents with whom Capital One has entered into arrangements for the sale of the securities, the public offering or purchase price of those securities, the proceeds to Capital One from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers, any commissions allowed or paid to agents, and the name of any securities exchange on which those securities may be listed. Only underwriters so named in the applicable prospectus supplement are deemed to be “underwriters” within the meaning of the Securities Act in connection with the securities offered thereby, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by those underwriters may be deemed to be underwriting discounts and commissions under the Securities Act.

The obligations of the underwriters to purchase those securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities of the series offered by Capital One and described in the applicable prospectus supplement if they purchase any of those securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms, or remarketing firms, acting as principals for their own accounts or as agents for either Capital One. Any remarketing firm will be identified and the terms of its agreement, if any, with Capital One and its compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby.

If indicated in the applicable prospectus supplement, Capital One may authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase securities from it pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include: commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by Capital

One. The obligations of any purchaser under any contract will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under the laws of the purchaser’s jurisdiction. The underwriters and the other agents will not have any responsibility for the validity or performance of the contracts.

If any underwriter or any selling group member intends to engage in stabilizing, syndicate short covering transactions, penalty bids or any other transaction in connection with the offering of securities that may stabilize, maintain, or otherwise affect the price of those securities, such intention and a description of such transactions will be described in the prospectus supplement.

Underwriters and agents who participate in the distribution of the securities may be entitled under agreements with Capital One to indemnification by Capital One against certain civil liabilities, including liabilities under the Securities Act, or to contribution in connection with payments which the agents or underwriters may be required to make in respect thereof. Some of any agents and underwriters, including their associates, may be customers of, engage in transactions with, or perform services for, Capital One and its subsidiaries in the ordinary course of business.

Unless indicated in the applicable prospectus supplement, Capital One does not expect to list the securities on a securities exchange, except for the common stock, which is listed on the New York Stock Exchange. Capital One will not require underwriters or dealers to make a market in the securities. Capital One cannot predict the activity or liquidity of any trading in the securities.

CERTAIN LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the securities will be passed upon by John G. Finneran, Jr., Capital One’s Executive Vice President, General Counsel and Corporate Secretary. As of May 31, 2002, Mr. Finneran owned 27,051 shares of Capital One’s common stock and held vested options to purchase 131,652 shares of Capital One’s common stock issued under its 1994 Stock Incentive Plan and unvested options to purchase 523,293 shares of Capital One’s common stock issued under its 1994 Stock Incentive Plan.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.